1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2017
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date August 17, 2017	By /s/ Zhang Zhankui Name: Zhang Zhankui Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8322
*	Website: http://www.chalco.com.cn
*	Contact person: Zhang Zhankui, Company Secretary

CHALCO

中国铝业股份有限公司

ALUMINUM CORPORATION OF CHINA LIMITED*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

2017 INTERIM RESULTS ANNOUNCEMENT

The Board of Directors (the "**Board**") of Aluminum Corporation of China Limited* (the "**Company**") is pleased to announce the unaudited interim results of the Company and its subsidiaries (together the "**Group**") for the six months ended 30 June 2017. This announcement, containing the full text of the 2017 Interim Report of the Company, complies with the relevant requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in relation to information to accompany preliminary announcements of interim results. This 2017 interim results announcement of the Company is available for viewing on the websites of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk and of the Company at www.chalco.com.cn.

Content

CORPORATE INFORMATION

1.	Registered name	:	中國鋁業股份有限公司
	Abbreviation of Chinese registered name	:	中國鋁業
	English name	:	ALUMINUM CORPORATION OF CHINA LIMITED
	Abbreviation of English registered name	:	CHALCO
2.	First registration date	:	10 September 2001
	Registered address	:	No.62 North Xizhimen Street, Haidian District, Beijing, the PRC (Postal Code: 100082)
	Place of business	:	No.62 North Xizhimen Street, Haidian District, Beijing, the PRC (Postal Code: 100082)
	Principal place of business in Hong Kong	:	6/F, Nexxus Building, 41 Connaught Road Central, Central, Hong Kong
	Internet website of the Company	:	http://www.chalco.com cn
	E-mail of the Company	:	IR@chalco.com.cn
3.	Legal representative	:	Yu Dehui
	Company (Board) secretary	:	Zhang Zhankui
	Telephone	:	(8610) 8229 8322
	Fax	:	(8610) 8229 8158
	E-mail	:	IR@chalco.com.cn
	Address	:	No.62 North Xizhimen Street, Haidian District, Beijing, the PRC (Postal Code: 100082)
	Representative for Company's securities related affairs	:	Zhao Hongmei
	Telephone	:	(8610) 8229 8322
	Fax	:	(8610) 8229 8158
	E-mail	:	IR@chalco.com.cn
	Address	:	No.62 North Xizhimen Street, Haidian District, Beijing, the PRC (Postal Code: 100082)
	Department for corporate information and inquiry	:	Office of the Board
	Telephone for corporate information and inquiry	:	(8610) 8229 8322/8229 8560

4.	Share registrar		
	A shares	:	China Securities Depository and Clearing Corporation Limited, Shanghai Branch 3/F, China Insurance Building, No.166, Lujiazui Road (East), Shanghai, the PRC
	H shares	:	Hong Kong Registrars Limited 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong
	American Depositary Receipt	:	The Bank of New York Corporate Trust Office 101 Barclay Street, New York, 10286, USA
5.	Places of listing	:	Shanghai Stock Exchange The Stock Exchange of Hong Kong Limited New York Stock Exchange
	Stock name	:	CHALCO
	Stock code	:	601600 (PRC) 2600 (HK) ACH (US)
6.	Principal bankers	:	Industrial and Commercial Bank of China China Construction Bank
7.	Registration number of business license of enterprise legal person	:	911100007109288314
8.	Independent auditors	:	Ernst & Young 22/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong Ernst & Young Hua Ming LLP 16/F, Ernst & Young Tower, Oriental Plaza, 1 East Chang'an Avenue, Dongcheng District, Beijing, the PRC (Postal Code: 100738)

9.	Legal advisers	:	*as to Hong Kong law:* Baker & McKenzie 14/F, Hutchison House, 10 Harcourt Road, Central, Hong Kong *as to United States law:* Baker & McKenzie 14/F, Hutchison House, 10 Harcourt Road, Central, Hong Kong *as to PRC law:* Jincheng Tongda & Neal Law Firm 10/F, China World Trade Tower 3, 1 Jianguomenwai Avenue, Chaoyang District, Beijing, the PRC
10.	Place for inspection of corporate information	:	Office of the Board of the Company

The board of directors (the "**Board**") of Aluminum Corporation of China Limited* (the "**Company**") announces the unaudited interim results of the Company and its subsidiaries (together, the "**Group**") for the six months ended 30 June 2017. On behalf of the Board and all employees of the Company, the Board would like to express its gratitude to all shareholders for their attention and support to the Company.

MARKET REVIEW

ALUMINA MARKET

In the first half of 2017, the price of alumina fluctuated drastically under the effects of supply and demand relation in the market, supply-side reform and other factors.

In terms of international market, the alumina price trend was basically in line with that in the domestic market. In the first half of 2017, the lowest and highest import prices of alumina were USD272 per tonne and USD349 per tonne, respectively, with the average of USD318 per tonne, representing an increase of 34.18% from the same period last year.

In terms of domestic market, after the surge in the second half of 2016, the domestic alumina price hit the historical high for the recent five years in late January this year. After that, the alumina price dropped sharply and fell below the average cost threshold at the beginning of May 2017 and certain alumina production capacity was shut down due to the multiple effects of the following factors: the narrowed supply gap in the market as alumina enterprises operated at full capacity; the slowdown of purchase by electrolytic aluminum plants; the effects of the policy on supply-side reform; and the expected decrease in future demand for alumina as a result of de-capacity and news on production restriction of the aluminum industry in the heating season. Subsequently, the price rebounded slightly. In the first half of 2017, the highest and lowest prices of domestic alumina were RMB3,003 per tonne and RMB2,267 per tonne, respectively, with the average of RMB2,682 per tonne, representing an increase of 45.21% from the same period last year.

According to the statistics, the global output and consumption of alumina for the first half of 2017 were approximately 61.23 million tonnes and approximately 60.77 million tonnes, respectively, representing a year-on-year increase of 10% and 5.7%, respectively. The domestic output and consumption of alumina were approximately 34.69 million tonnes and approximately 36.66 million tonnes, respectively, representing a year-on-year increase of 22.8% and 19.8%, respectively. As of the end of June 2017, the alumina capacity utilization rate in the world (inclusive of the PRC) was approximately 77%, while that of the PRC was approximately 90%.

PRIMARY ALUMINUM MARKET

In the first half of 2017, the international and domestic price of primary aluminum substantially went upwards, presenting a trend of sharp fluctuations at a high level.

In terms of international market, the steady recovery of global economy, in particular the stronger recovery of developed economies led by Europe and America, pushed up the price of global bulk commodities. At the beginning of the year, the price of three-month aluminum futures at LME rapidly exceeded USD1,800 per tonne. Meanwhile, due to favourable macro news, expected intensified shortage of global electrolytic aluminum and other factors, the strong momentum was maintained. At the end of the first quarter, the international aluminum price stood stably at USD1,900 per tonne and rose to USD1,981 per tonne, the highest in the first half of the year, in March. In the second quarter, under the combined influence of more macro risks at home and abroad, lower energy price, rapid recovery of electrolytic aluminum production capacity in China and other factors, the international aluminum price showed a downward trend, and bottomed at USD1,855 per tonne before returning to USD1,900 per tonne at the end of the second quarter thanks to the improvement of market risk preference. In the first half of 2017, the average prices of spot aluminum and three-month aluminum futures at LME were USD1,878 per tonne and USD1,885 per tonne, respectively, representing an increase of 21.71% and 21.77%, respectively, as compared with the same period last year.

In terms of domestic market, the price of aluminum was bolstered by the significant alleviation of supply and demand pressure in the domestic aluminum market at the beginning of the year and the low inventory level as compared with the same period of recent years. Meanwhile, the 2017 Plan on Air Pollution Prevention and Control for Beijing-Tianjin-Hebei Region and the Surrounding Areas promulgated by authorities led by the Ministry of Environmental Protection affected the market's expectations on the aluminum supply. Besides, the increase in the price of raw materials in the same period further contributed to the rebound of aluminum price. The three-month aluminum futures at SHFE reached RMB14,000 per tonne. Despite of the suppression by the seasonal rebound in inventory, the overall aluminum price still went upwards. In April 2017, the NDRC, MIIT, Ministry of Environmental Protection and Ministry of Land and Resources jointly promulgated the Plan on Special Action for Clean-up and Rectification of Projects in Violation of Laws and Regulations in the Electrolytic Aluminum Industry (《清理整頓電解鋁行業違法違規項目專項行動工作方案》). The market expectations continued to rise and the three-month aluminum futures at SHFE saw a dramatic increase to the highest level of RMB14,995 per tonne in the first half of the year. Despite of the subsequent drop caused by the weak futures market, the overall price still maintained at a high level for recent years. In the first half of 2017, the average prices of spot aluminum and three-month aluminum futures at SHFE amounted to RMB13,730 per tonne and RMB13,809 per tonne, respectively, representing an increase of 19.28% and 20.3%, respectively, as compared with the same period last year.

According to the statistics, the global output and consumption of primary aluminum for the first half of 2017 were approximately 31.21 million tonnes and approximately 31.06 million tonnes, respectively, representing a year-on-year increase of 8.6% and 7.7%, respectively. The domestic output and consumption of primary aluminum were approximately 18.55 million tonnes and approximately 17.50 million tonnes, respectively, representing a year-on-year increase of 20.9% and 11.5% respectively. As of the end of June 2017, the capacity utilization rate of primary aluminum in the world (inclusive of the PRC) was 80%, while that of the PRC was approximately 85%.

BUSINESS REVIEW

In the first half of 2017, the Company, adhering to the general keynote of turning around and extricating from the plight of loss as well as transformation and upgrading, saw growth in the yield of major products as compared with the same period last year as a result of the strenuous efforts of all executives and staff of the Company. Revenue and total profit increased significantly as compared with the same period last year. The Company continued to comprehensively press ahead the special action for improvement of quality and efficiency, took a number of measures simultaneously and thus achieved notable results in terms of project management, market operation, financing channel, technological innovation, production management, and assessment and incentives.

1. Implementing precise management to achieve cost reduction and benefit enhancement of products. In respect of cost reduction, a number of alumina and electrolytic aluminum enterprises under the Company are superior to the industry average level and certain enterprises have reached industry leading level; the Company has accomplished all the objectives set for special actions for efficiency improvement in terms of consumption reduction of aluminum enterprises, enhancement of added value through alloying of electrolytic aluminum, increase in the scope of multi-form alumina products, and unified planning of carbon products; in vigorous promotion of precise management, the 85 precise management projects set up by the Company in the first half of the year have achieved admirable effects in cost reduction; in terms of innovation in the comprehensive energy management, the Company chose a number of comprehensive energy cost reduction projects following the principles of "short term, low investment and quick effects" to optimize the energy structure, resulting in a substantial decrease in energy consumption.

2. Strengthening project management responsibility to stably promote key projects. The Company fully implemented the project responsible person system, supported by the assessment, reward and punishment principles with responsibility, rights and benefits closely related, to provide guarantee for project quality and construction progress; the further advancement of professional management leveled up the management and control of power construction projects; in addition, the Company adopted standardized and modular design to achieve standardization of process scheme, equipment configuration, general layout, plant appearance and others, laying a foundation for the enhancement of standardized management upon completion of project. Moreover, it also implemented grid management whereby both of the progress and process were monitored.

3. Innovating marketing model to enhance benefit-making capacity. In the first half of 2017, the Company expedited the construction of the trade headquarters in Shanghai and trade transformation and upgrade, and continued to innovate the supply and sales mechanism. In terms of sales, the Company innovated the operation mechanism of products to improve the marketing capacity; while exerting more efforts on development of the electrolytic aluminum alloy market, the Company entered into a number of cooperation agreements with major customers; by virtue of comprehensive collection of market information and in-depth study and judgment on market dynamics, the market research was constantly improved in terms of depth and coverage. In terms of supply, the Company proactively developed direct supply resources and established a three-dimensional coal transportation guarantee system; it has achieved cost reduction and efficiency enhancement by a number of means including grasping market price cycle, establishment of joint ventures with suppliers and unified purchase and sale. In terms of logistics, new breakthroughs have been achieved in respect of integration of resources and the engagement in general contracting of logistics business realised cross-regional transfer of business equipment and personnel, effectively reducing investment in logistics facilities and logistics costs; in order to get logistics and transportation support, the Company has entered into strategic cooperation agreements with the railway bureaus in key logistics areas.

4. Promoting integration of information technology and industrialization and achieving new progress in technological innovation. With the stress laid on promoting technological innovation and the special action for integration of information technology and industrialization, the Company harvested significant results in the special action for "high yield, low energy consumption and removal of organics", the "special project of energy saving of aluminum electrolysis technology", "industrialization of environmental protection technology" and the special project of new products development and gradually popularized and applied the same; in light of the continuous and increased application of e-procurement and trading system, certain enterprises have commenced the construction of intelligent electrolytic aluminum and alumina plants, of which the "platform for safe and reliable integration of physical systems of alumina manufacturing process system of the aluminum system" was listed as a demonstration project of integration of manufacturing industry and internet by the Ministry of Industry and Information Technology.

5. Proceeding with diversified layout in advance to effectively expand financing channels. In the context of deleverage and funds' change from virtual to physical form in the financial system, the Company engaged in negotiation and cooperation with banks and insurance companies in advance and acquired funds through gold lease, industry funds, equity financing and other ways to reduce financing costs and improve debt structure. Through cooperation with Bank of Communications Co., Ltd., the Company has established an industrial investment fund of RMB10 billion and the first tranche of RMB2 billion has been invested in the key construction projects of the Company. Meanwhile, the Company also carried out diversified investment to attract external capital to invest in key construction projects.

6. Innovating management measures to prevent safety and legal risks. The Company insisted on convening the "morning scheduling meeting" to find and solve problems in a prompt way, significantly improving management efficiency; by leveraging on the technological advantages, the Company organized expert teams to the sites of enterprises to instruct enterprises to tackle technical difficulties through the "management plus technology" mode; moreover, the Company implemented new safety management measures, increased efforts on the supervision over occupational health and safety and environment protection, and carried out Spring security check and a number of flight checks in the first half of the year. In full promotion of legal construction, the Company strengthened the review of legal documents and legal management to avoid risks; and conducted the extremely extensive and ultimately downright troubleshooting covering all aspects and all levels in order to find vulnerabilities, make up deficiencies and proactively conduct rectifications.

7. Improving the assessment system to achieve profit sharing. While implementing grid management, the Company, by reference to the market and advanced enterprises, established the "1+9+4" performance assessment systems for different types of enterprises. For aluminum production enterprises, the excess progressive incentive measures featuring "costs saving and sharing" were implemented. For 9 enterprises engaged in energy, trade, logistics, etc., individualized assessment measures were executed. In addition, the Company formulated 4 special assessment and incentive schemes for alloying of electrolytic aluminum, alumina mines, carbon and project principals and linked the cost objective with the price of raw materials and fuels in the market to implement dynamic assessment in an innovative way.

8. Intensifying the role of Party committee and exerting great efforts for the cultivation of management. Led by the key tasks of Party construction, the Company thoroughly promoted the implementation of "two duties for one position" and applied the employment guidelines of "loyalty, conscientiousness, endeavour and actual effects" in the selection and employment of management members to vigorously boost the construction of a management team; comprehensively intensifying the construction of the Party conduct and of a clean and honest management and work style construction, the Company practiced the requirements on strengthening Party self-discipline in all aspects including quality and efficiency enhancement, transformation and upgrade, and precise management. The leaders and management members at all levels, in particular major persons in charge, were urged to be loyal, clean and responsible to practically give play to the demonstration and leading role of leadership and management.

OUTLOOK AND PROSPECT

In the second half of 2017, the world economy will maintain stable growth but manifest reluctant growth momentum. In spite of the slowing growth, China's economy is expected to maintain a slower but stable performance with good momentum for growth and evolve towards a higher level with a more optimized division and a more rational structure. From the perspective of demand and supply of electrolytic aluminum, the special action taken by the Chinese government on screening and rectification of illegal and non-compliance projects in electrolytic aluminum sector will have significant effects on the market. In the aluminum sector, traditional consumption maintains stable and new consumption areas emerge frequently, resulting in steadily increasing growth, thus guaranteeing a balanced relationship between demand and supply. Facing both opportunities and challenges, the Company will follow the trend and ride the momentum to get prepared to capitalize on the favorable opportunities in the market while coping with fluctuations therein so as to gain the whip hand and maintain a virtuous cycle for the operating results of the Company. In the second half of 2017, the Company will focus on the following tasks:

1. Teasing out achievements of the special action for improvement of quality and efficiency and optimizing strategies for cost reduction and efficiency enhancement. The Company will proceed with feasible and effective measures, conduct thorough review over those barely productive or even ineffective and put forward new solutions and adjust its strategies under different circumstances when necessary. In terms of special action for cost reduction, it will accentuate indicator improvement, prevent rebound in costs resolutely and resolve the problem of variant quality standards among enterprises, thus essentially improving the competitiveness of enterprises and the Company as a whole; in terms of reform among enterprises in difficulties, it will follow the "one policy for one enterprise" strategy based on specific problems of each enterprise, lay equal stress on development and reform and reinvigorate enterprises through reform; In terms of key projects construction, it will fulfill requirements of quality, quantity and project schedule, make full use of the important effects of new enterprises and new projects in innovation and benefit-making, and edge itself in the forefront of market competition by virtue of advanced capacity and cutting-edge mechanism; in terms of incentive mechanism formulation, it will fully arouse the initiative of management department at headquarters and its business entities in reducing costs of production and operation, collectively assume responsibilities of profit and loss of business entities and enhance their initiative to accomplish the goal of cost reduction and benefit making; in terms of efficiency improvement in management and operation, it will innovate the management system and mechanism to establish a "longitudinally concise and horizontally intensive" organization schema, specify functions and terms of reference, ameliorate management structure, align with advanced indicators in the industry and consummate management procedures, aiming for improvement of management efficiency and labor productivity.

2. Comprehensively deepening the reform on investment management to promote corporate transformation and upgrade. The Company will set up a series of standards to guide the improvement of top-level design capability and the replenishment of investment concepts, and establish the institutional investment standards hinging on competitiveness in comprehensive consideration of each element of the project to improve the longstanding growth capability and tap the late-mover advantages of project, thus guaranteeing the leading position of newly-developed projects in the industry; it will also modify the assessment and management system for general project contracting, including proposing the assessment, so as to improve management and control over the procedures and particulars of the general contractor, thus ensuring the punctual completion and commencement of operation of a batch of key construction projects for improvement of quality and efficiency and transformation and upgrade, and making contribution to the results of the Company. Meanwhile, the Company will also energetically and prudently push forward the projects in the pipeline by comprehensive planning, reasonable arrangement, accurate market positioning and reciprocal supplementation to achieve the goal of "ensuring the completion and profitability of each investment project", thereby bringing along new profit growth source for the Company and improving its competitiveness.

3. Making rational predictions on the market, developing targeted marketing strategies, and establishing new marketing mechanisms based thereupon. In respect of sales, the Company will continue to reinforce sales management, prevent and control risks and improve profitability via marketing. In respect of supply, it will proactively scout for new pattern of material procurement, capture opportunities in the market, carry out flexible and efficient procurement strategies and strive to accomplish "one plan for one product line, one policy for one enterprise", thus reducing the procurement costs of bulk commodities. In respect of logistics, the Company will internally accelerate the consolidation of logistics operations and achieve professional management, thereby reducing costs for enterprises; it will strengthen joint investments and cooperation with external companies to create functional construction of logistics and accomplish common benefits and win-win results; furthermore, it will devote great efforts to advance the construction of an information-based logistics platform through which material sources are controllable, tracking information available for inspection and data accessible for analysis.

4. Enhancing sustained development capability of enterprises by virtue of technological platform. The Company will further promote the demonstration projects of new technology industrialization and accelerate the transformation and application of the scientific and technological achievements; it will further carry forward the integration of information technology and industrialization, increase investment in intelligent manufacturing and improve capabilities of intelligent manufacturing and management and control; in addition, it will expedite the implementation of scientific research reform, popularize the measures for sharing of benefits from commercialization of research results with scientific research personnel, come into formation relatively sound measures for credit rating of scientific research personnel and innovate incentive mechanisms aiming for enhancement of enthusiasm and initiative.

5. Expanding income streams and reducing expenditures through multiple measures to maintain a sound capital chain for the Company. The Company will continue to level up its capability in exploring multiple financing channels, strive to reduce financing cost and further improve its gearing ratio; it will also strengthen capital management, spare no effort to establish a centralized capital management platform, and thereby effectuate the capital management integrating accounts, planning, settlement, monitoring and capital raising; besides, it will continue its efforts in promoting consolidation of internal assets and joint investments and cooperation with third parties, and improve the liquidity of the Company's assets through capital operation.

6. Boosting indicator optimization through precise management and leveling up on-site management standard. The Company will identify problems by convening "morning scheduling meetings", work out solutions for the spotted problems in time and then apply such solutions as references for systematic prevention purposes to other enterprises; in addition, it will make use of various specialized benchmarking analysis platforms to compare itself with external companies and advanced peers so as to identify deficiencies, address such weaknesses and carry out customized measures. Meanwhile, it will ameliorate the guiding mode of precise management, reinforce on-site management of enterprises and conduct comprehensive assessment over the enterprises so as to further level up on-site management standard and promote occupational health and safety. Moreover, it will devote more efforts to equipment management and maintenance to guarantee long-term safe and economical operation of the equipment while assuming safety responsibilities leveraging on intensified new measures in regard of safety management.

7. Giving the rein to core guiding effect of Party building to create an emulative atmosphere for "benefit making and innovation". In further adherence to the gist of the National Conference on Party Building Work of State-owned enterprises (全國國有企業党的建設工作會議), the Company will thoroughly carry out activities of "two guidings, two makings", namely "Party organizations guide party members in benefit making, Party members guide the mass in making innovations", which will be geared to the special action of quality and efficiency improvement of the Company in a precise manner with accurate start point and focal point, and enable Party member cadres to play their advanced and exemplary roles, aiming for the steady and progressive advancing of benefit making and innovation projects; it will continue to push ahead the "Two Studies, One Action" education campaign – "studying Party Constitutions and rules and speech series of President Xi Jinping and behaving as a qualified Party member", and persist in maintaining an all-inclusive, normalized, innovation-focused and efficiency-driven status in this regard so as to enable Party organizations to fully perform functions and play the core role. Meanwhile, it will pay active attention to young cadres and reserve cadres for subsequent selection and appointment while enhancing vitality and competitiveness of the cadre crew; what's more, it will persist in construction of work style and creating an incorruptible and upright political atmosphere.

In spite of delectable results of production and operation achieved in the first half of 2017, the Company went through volatile profitability as affected by the market; certain enterprises in difficulties were confronted with troublesome demanding transformation and upgrade and fatigued from insufficient driving force for reform. In the second half of the year, the Company will comprehensively deepen the reform. In particular, it will consolidate corporate management with reformatory thinking, press ahead transformation and upgrade with revolutionary spirits and extricate itself from predicament with innovative measures, thus manifesting satisfactory and healthy operation conditions of enterprises.

INTERIM RESULTS

The revenue of the Group was RMB91,311 million for the six months ended 30 June 2017, representing an increase of 82.78% compared with the corresponding period of the preceding year. The net profit attributable to the owners of the Company amounted to RMB751 million. Earnings per share attributable to the ordinary equity holders of the Company was RMB0.05.

INTERIM DIVIDEND

The Company will not distribute interim dividend for the six months ended 30 June 2017.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

The following discussion should be read together with the financial information of the Group and its notes included in this interim results report and other chapters.

BUSINESS SEGMENTS

The Group principally engages in the exploration and mining of bauxite, coal and other resources; the production, sales and technical development of alumina, primary aluminum and aluminum alloy products; international trading, logistics services, as well as electricity generation from coal and new energy.

Alumina segment consists of mining and purchasing bauxite and other raw materials, refining bauxite into alumina, and selling alumina both internally to the Group's aluminum enterprises and trading enterprises and externally to customers outside the Group. This segment also includes the production and sales of multi-form alumina and metal gallium.

Primary aluminum segment consists of procuring alumina, raw supplemental materials and electricity power, smelting alumina to produce primary aluminum, and selling them to the Group's trading enterprises and externally to customers outside the Group. This segment also includes the production and sales of carbon products, aluminum alloy products and other electrolytic aluminum products.

Trading segment is mainly engaged in the trading and logistics of alumina, primary aluminum, other nonferrous metal products, and crude fuels such as coal products, as well as supplemental materials to the internal manufacture enterprises and external customers.

Energy segment consists of coal, electricity generation from coal, wind power, photovoltaic power and new energy equipment production, etc. Among its major products, coals are sold to the internal manufacturers of the Group and external customers; and electricity power generated by public power plants, wind power and photovoltaic power stations of the Group is sold to local grid companies.

Corporate and other operating segments include corporate and other aluminum-related research and development and other activities of the Group.

RESULTS OF OPERATIONS

The Group's net profit attributable to the owners of the parent for the first half of 2017 was RMB751 million, representing an increase of RMB683 million in gains from RMB68 million of profit for the corresponding period of last year. The profit increase was mainly attributable to the faster increase in gross profit margin of self-produced products as a result of rise in price of principal products.

REVENUE

The Group's revenue for the first half of 2017 was RMB91,311 million, representing an increase of RMB41,355 million from RMB49,956 million of the corresponding period of last year, primarily due to the increase in sales volume and price of products.

COST OF SALES

Cost of sales of the Group was RMB85,106 million for the first half of 2017, representing an increase of RMB39,143 million from RMB45,963 million of the corresponding period of last year, primarily due to the increase in products sales volume, raw materials and electricity price.

SELLING AND DISTRIBUTION EXPENSES

The Group's selling and distribution expenses for the first half of 2017 were RMB1,180 million, representing an increase of RMB225 million from RMB955 million of the corresponding period of last year. This was mainly attributable to the increase in transportation expenses due to the increase in sales volume.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses for the first half of 2017 of the Group were RMB1,678 million, representing an increase of RMB453 million from RMB1,225 million of the corresponding period of last year. This was mainly attributable to costs incurred for the reposition of certain personnel for the purpose of enhancing productivity.

OTHER GAINS, NET

The Group's other net gains for the first half of 2017 were RMB81 million, representing a decrease of RMB352 million from RMB433 million as compared with the corresponding period of the preceding year. This was mainly attributable to less gains on disposal of non-current assets than that of the corresponding period of the preceding year.

Affected by the abovementioned major factors, the operating profit of the Group for the first half of 2017 amounted to RMB3,558 million, representing an increase of RMB948 million from the operating profit of RMB2,610 million of the corresponding period of the preceding year.

FINANCE COSTS, NET

The Group's net finance costs for the first half of 2017 were RMB2,063 million, representing a decrease of RMB26 million from RMB2,089 million of the corresponding period of the preceding year.

INCOME TAX EXPENSE

The Group's income tax expense for the first half of 2017 was RMB348 million, representing an increase of RMB194 million from RMB154 million for the corresponding period of the preceding year. This was mainly attributable to the increase in profit.

DISCUSSION OF SEGMENT OPERATIONS

ALUMINA SEGMENT

Revenue

The Group's revenue from the alumina segment for the first half of 2017 was RMB18,796 million, representing an increase of RMB5,865 million or 45.36% from RMB12,931 million of the corresponding period of the preceding year. This was mainly attributable to the increase in the sales volume and price of alumina.

Segment Results

The Group's profit before income tax in the alumina segment for the first half of 2017 was RMB1,709 million, representing an increase of RMB1,907 million from the loss of RMB198 million of the corresponding period of the preceding year. This was mainly attributable to the increase in the sales volume and price of alumina.

PRIMARY ALUMINUM SEGMENT

Revenue

The Group's revenue from the primary aluminum segment for the first half of 2017 was RMB20,248 million, representing an increase of RMB4,712 million or 30.33% from RMB15,536 million of the corresponding period of the preceding year. This was mainly attributable to the increase in sales volume and price of primary aluminum.

Segment Results

The Group's profit before income tax in the primary aluminum segment for the first half of 2017 was RMB61 million, representing a decrease of RMB1,075 million from the profit before income tax of RMB1,136 million of the corresponding period of the preceding year. This was mainly attributable to the increase in price of raw materials and power as well as the decrease of gains on disposal of assets as compared with the corresponding period of the preceding year.

TRADING SEGMENT

Revenue

The Group's revenue from the trading segment for the first half of 2017 was RMB76,551 million, representing an increase of RMB40,572 million or 112.77% from RMB35,979 million of the corresponding period of the preceding year. This was mainly attributable to the increase in trading volume and price.

Segment Results

The profit before income tax in the trading segment of the Group was RMB341 million for the first half of 2017, representing an increase of RMB16 million from the profit before income tax of RMB325 million of the corresponding period of the preceding year.

ENERGY SEGMENT

Revenue

The Group's revenue from the energy segment for the first half of 2017 was RMB2,766 million, representing an increase of RMB761 million or 37.96% from RMB2,005 million of the corresponding period of the preceding year. This was mainly attributable to the increase in sales volume and price of coal products.

Segment Results

The profit before income tax in the energy segment of the Group was RMB28 million for the first half of 2017, representing a decrease of RMB84 million from the profit before income tax of RMB112 million of the corresponding period of the preceding year, mainly attributable to the decrease of gains on disposal of non-current assets as compared with the corresponding period of the preceding year.

CORPORATE AND OTHER OPERATING SEGMENTS

Revenue

The Group's revenue from the corporate and other operating segments for the first half of 2017 was RMB304 million, which increased by RMB106 million or 53.54% from the RMB198 million of the corresponding period of the preceding year.

Segment Results

The Group's loss before income tax in the corporate and other operating segments for the first half of 2017 was RMB683 million, representing a decrease of RMB111 million from the loss of RMB794 million of the corresponding period of the preceding year.

STRUCTURE OF ASSETS AND LIABILITIES

Current Assets and Liabilities

As of 30 June 2017, the Group's current assets amounted to RMB61,737 million, representing a decrease of RMB4,689 million from RMB66,426 million as of the beginning of the year.

As of 30 June 2017, the Group's net balance of inventories amounted to RMB20,262 million, representing an increase of RMB2,358 million from RMB17,904 million as of the beginning of the year.

As of 30 June 2017, the Group's current liabilities amounted to RMB96,334 million, representing an increase of RMB13,389 million from RMB82,945 million as of the beginning of the year.

Non-current Liabilities

As of 30 June 2017, the Group's non-current liabilities amounted to RMB39,359 million, representing a decrease of RMB12,186 million from RMB51,545 million as of the beginning of the year, primarily due to the classification of non-current liabilities due within one year.

Debt to Asset Ratio

As of 30 June 2017, the debt to asset ratio of the Group was 72.27%, representing an increase of 1.51 percentage points from 70.76% as at the end of 2016.

MEASUREMENT OF FAIR VALUE

The Group strictly established the procedures for recognition, measurement and disclosure of fair value in accordance with the requirements on fair value under the relevant accounting standards, and took responsibility for the truthfulness of the measurement and disclosure of fair value. At present, except that financial assets and liabilities at fair value through profit or loss, equity investments in listed company classified as available-for-sale financial assets and investment in Size Industry Investment Fund are accounted at fair value, others are stated at historical cost.

As of 30 June 2017, the Group's financial assets at fair value through profit or loss decreased by RMB26 million as compared with that at the beginning of the period, which was recognized as loss from fair value changes. The Group's financial liabilities at fair value through profit or loss increased by RMB37 million as compared with that at the beginning of the period, and were recognized as loss from fair value changes.

PROVISION FOR INVENTORY IMPAIRMENT

As of 30 June 2017, the Group assessed the net realizable value of its inventories. For the inventory relevant to aluminum products, the assessment was made on the net realizable value of its inventories on the basis of the estimated selling price of the finished goods available for sale with comprehensive consideration of the coordination scheme of the production and sales between alumina enterprises and electrolytic aluminum enterprises within the Group, and the factors including the financial budget, turnover period of inventory, the purpose of the Group to hold the inventory and the influence of events subsequent to the balance sheet date. For the inventory held by the energy segment, the Group unanimously calculated with the most recent market price.

As of 30 June 2017, the balance of provision for impairment of inventories held by the Group was RMB623 million, representing a decrease of RMB85 million as compared with RMB708 million at the beginning of the period, which was recognised in current profit or loss.

The Group has always adopted the same approach to determine the net realizable value of its inventories and the provision for inventory impairment on a consistent basis for the relevant accounting policy.

CAPITAL EXPENDITURES, CAPITAL COMMITMENTS AND INVESTMENT UNDERTAKINGS

As of 30 June 2017, the Group's accumulated project investment expenditures (excluding equity interest investments and investment in Size Industry Investment Fund) amounted to RMB5,662 million, which mainly consisted of investments in key projects, energy saving and consumption reduction, environmental governance, resources acquisition and technological research and development.

As of 30 June 2017, the Group's capital commitment in respect of the investment in non-current assets which has been contracted but not provided amounted to RMB5,752 million.

As of 30 June 2017, the Group's investment commitment to joint ventures and associates amounted to RMB672 million, of which the commitment to Huaneng Ningxia Energy Co., Ltd. (華能寧夏能源有限公司) amounted to RMB320 million; the commitment to Ningxia Yinxing Power Co., Ltd. (寧夏銀星發電有限責任公司) amounted to RMB97 million; the commitment to Shaanxi Regional Electric Power Dingbian Energy Co., Ltd. (陝西省地方電力定邊能源有限公司) amounted to RMB14 million; the commitment to Chalco Shituo Intelligent Technology Co., Ltd. (中鋁視拓智能科技有限公司) amounted to RMB21 million; the commitment to Guizhou Huaren New Materials Company Limited (貴州華仁新材料有限公司)amounted to RMB192 million; and the commitment to Shanxi Chalco Taiyue New Materials Co., Ltd. (山西中鋁太嶽新材料有限公司) amounted to RMB28 million.

CASH AND CASH EQUIVALENTS

As of 30 June 2017, the Group's cash and cash equivalents amounted to RMB18,106 million.

CASH FLOWS FROM OPERATING ACTIVITIES

For the first half of 2017, the Group's net cash inflows generated from operating activities amounted to RMB5,357 million, representing an increase of RMB1,373 million from the net inflows of RMB3,984 million for the corresponding period of the preceding year, which was mainly attributable to the increase in profit.

CASH FLOWS FROM INVESTING ACTIVITIES

For the first half of 2017, the Group's net cash outflows used in the investing activities amounted to RMB3,673 million, representing an increase in net outflow of RMB1,941 million from the net cash outflows of RMB1,732 million for the corresponding period of the preceding year, which was mainly attributable to the increase in investment in key projects this year.

CASH FLOWS FROM FINANCING ACTIVITIES

For the first half of 2017, the Group's net cash outflows used in financing activities amounted to RMB7,298 million, representing an increase in net outflow of RMB3,060 million from the net outflows of RMB4,238 million for the corresponding period of the preceding year, which was mainly attributable to the increase in the repayment of the loans that fell due.

INVESTMENT OF THE COMPANY

USE OF PROCEEDS

In June 2015, the Company successfully completed the non-public issuance of A shares and issued 1,379,310,344 A shares to eligible investors, raising gross proceeds of RMB7,999,999,995.20 and net proceeds of RMB7,897,472,064.17 after deduction of all issuance expenses amounting to RMB102,527,931.03. The proceeds were used in the Chalco Xing County alumina project (興縣氧化鋁項目) and the Bayer Ore-dressing Process expansion construction project of Chalco Zhongzhou Branch (中州分公司選礦拜耳法系統擴建項目) and for replenishment of working capital of the Company.

As of 30 June 2017, the proceeds had been fully utilized according to the plan for use of the proceeds and the special account for the proceeds had been cancelled. For details, please refer to the announcement of the Company dated 30 June 2017.

PROJECTS FINANCED BY NON-PUBLICLY-RAISED FUNDS

The 500,000-tonne aluminum alloy product structure adjustment, upgrade and technical innovation project of Inner Mongolia Huayun New Materials (內蒙古華雲新材料50萬噸鋁合金產品結構調整升級技術改造項目): Investment in project construction amounted to RMB6,206 million, and by the end of June 2017, an aggregate of RMB4,035 million of capital expenditure had been incurred.

The infrastructure construction project (phase II) of Shanxi Jiaokou Xinghua Technology (山西交口興華科技二期基礎建設項目): Investment in project construction amounted to RMB638 million, and an aggregate of RMB311 million of capital expenditure had been incurred by the end of June 2017. The project has come into trial operation in June 2017.

The transformation and upgrading project of Henan Branch for energy conservation and emission reduction of alumina (河南分公司氧化鋁節能減排升級改造項目): Investment in project construction amounted to RMB1,610 million, and an aggregate of RMB1,629 million of capital expenditure had been incurred by the end of June 2017.

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

The appointment of Mr. Leng Zhengxu (冷正旭) as a vice president of the Company was approved at the sixth meeting of the sixth session of the Board of the Company on 20 January 2017.

Mr. Yu Dehui, the Chairman of the Board, was redesignated from a non-executive director to an executive director of the Company on 17 August 2017.

For the six months ended 30 June 2017, there was no other change in directors, supervisors and senior management of the Company.

Members of the sixth session of the Board and the sixth session of the Supervisory Committee are as follows:

Executive directors	:	Yu Dehui (Chairman of the Board), Ao Hong, Lu Dongliang and Jiang Yinggang
Non-executive directors	:	Liu Caiming and Wang Jun
Independent non-executive directors	:	Chen Lijie, Hu Shihai and Lie-A-Cheong Tai Chong, David
Supervisors	:	Liu Xiangmin (Chairman of the Supervisory Committee), Wang Jun and Wu Zuoming

EMPLOYEES, PENSION PLANS AND WELFARE FUND

As at 30 June 2017, the Group had 64,924 employees. For the first half of 2017, the Group had paid remunerations of RMB2,967 million in total to its employees. The remuneration package of the employees includes salaries, bonuses, subsidies, allowances and welfare benefits including medical care, housing subsidies, childbirth, unemployment, work-related injury, pension and other miscellaneous items.

In accordance with the applicable regulations of the PRC, the Company has participated in pension plans organized by relevant provincial and municipal governments, under which each of the Company's plants is required to contribute an amount equivalent to a specified percentage of the sum of its employees' salaries, bonuses and various allowances to the pension fund. Such contributions account for around 20% of the employee payroll.

STRUCTURE AND CHANGE OF SHARE CAPITAL AND PARTICULARS OF SHAREHOLDERS

SHARE CAPITAL STRUCTURE

As at 30 June 2017, the share capital structure of the Company was as follows:

	As at 30 June 2017	
	Number of shares held *(in million)*	**As a percentage of issued share capital** *(%)*
Holders of A shares	**10,959.83**	**73.54**
Among which: Aluminum Corporation of China	**4,889.86**	**32.81**
Baotou Aluminum (Group) Co., Ltd. *(Note 1)*	**238.38**	**1.60**
Shanxi Aluminum Plant *(Note 1)*	**7.14**	**0.05**
Holders of H shares	**3,943.97**	**26.46**
Among which: Aluminum Corporation of China Overseas Holdings Limited *(Note 1)*	**196.00**	**1.31**
Total	**14,903.80**	**100.00**

Note:

1. These are subsidiaries of and/or enterprises controlled by Aluminum Corporation of China.

SUBSTANTIAL SHAREHOLDERS WITH SHAREHOLDING OF 5% OR MORE

So far as the directors are aware, as of 30 June 2017, the following persons (other than the directors, supervisors and chief executive of the Company) had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance ("**Hong Kong SFO**") or which were recorded in the register required to be kept by the Company pursuant to Section 336 of the Hong Kong SFO, or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited ("**Hong Kong Stock Exchange**").

Name of substantial shareholder	Class of shares	Number of shares held	Capacity	Percentage in the relevant class of issued share capital	Percentage in total issued share capital
Aluminum Corporation of China	A shares	5,135,382,055(L)[Note 1]	Beneficial owner and interests of controlled corporation	46.86%(L)	34.46%(L)
	H shares	196,000,000(L)[Note 1]	Interests of controlled corporation	4.97%(L)	1.31%(L)
JPMorgan Chase & Co.	H shares	902,047,442(L)[Note 2]	Beneficial owner, investment manager and custodian corporation/approved lending agent	22.87%(L)	6.05%(L)
		19,375,679(S)[Note 2]	Beneficial owner	0.49%(S)	0.13%(S)
		780,617,206(P)	Custodian corporation/ approved lending agent	19.79%(P)	5.24%(P)
Templeton Asset Management Ltd.	H shares	785,388,000(L)	Investment manager	19.91%(L)	5.27%(L)
BlackRock, Inc.	H shares	571,369,371(L)[Note 3]	Interests of controlled corporation	14.49%(L)	3.83%(L)
		1,004,000(S)[Note 3]	Interests of controlled corporation	0.03%(S)	0.01%(S)
The Goldman Sachs Group, Inc.	H shares	348,215,433(L)[Note 4]	Interests of controlled corporation	8.83%(L)	2.34%(L)
		337,058,269(S)[Note 4]	Interests of controlled corporation	8.55%(S)	2.26%(S)
BlackRock Global Funds	H shares	274,828,000(L)	Beneficial owner	6.97%(L)	1.84%(L)

(L) The letter "L" denotes a long position.

(S) The letter "S" denotes a short position.

(P) The letter "P" denotes a lending pool.

The information of H shareholders is based on the disclosure of interests system of the Hong Kong Stock Exchange.

Notes:

1. These interests included 4,889,864,006 A shares directly held by Aluminum Corporation of China, and an aggregate interest of 245,518,049 A shares and 196,000,000 H shares held by various controlled subsidiaries of Aluminum Corporation of China, comprising 238,377,795 A shares held by Baotou Aluminum (Group) Co., Ltd., 7,140,254 A shares held by Shanxi Aluminum Plant and 196,000,000 H shares held by Aluminum Corporation of China Overseas Holdings Limited.

2. These interests were held directly by various corporations controlled by JPMorgan Chase & Co.. Among the aggregate interests in the long position in H shares, 11,065,485 H shares were held as derivatives. Among the aggregate interests in the short position in H shares, 7,373,179 H shares were held as derivatives.

3. These interests were held directly by various corporations controlled by BlackRock, Inc.. Among the aggregate interests in the short position in H shares, 504,000 H shares were held as derivatives.

4. These interests were held directly by various corporations controlled by The Goldman Sachs Group, Inc.. Among the aggregate interests in the long position in H shares, 15,505,689 H shares were held as derivatives. Among the aggregate interests in the short position in H shares, 216,697 H shares were held as derivatives.

Save as disclosed above and so far as the directors are aware, as of 30 June 2017, no other person (other than the directors, supervisors and president (chief executive) of the Company) had any interest or short position in the shares or underlying shares of the Company (as the case may be) which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the Hong Kong SFO and as recorded in the register required to be kept under section 336 of the Hong Kong SFO, or was otherwise a substantial shareholder of the Company.

CHANGES IN SHARES

During the reporting period, there was no change in the shares of the Company.

APPROVAL OF CHANGES IN SHARES

During the reporting period, there was no approval in relation to changes in the shares of the Company.

TOTAL NUMBER OF SHAREHOLDERS AT THE END OF THE REPORTING PERIOD

As at 30 June 2017, the Company had 458,496 shareholders in total, including 457,703 holders of A shares and 793 holders (registered shareholders) of H shares.

SHAREHOLDINGS OF TOP TEN SHAREHOLDERS

Unit: Shares

Name of shareholder	Nature of shareholder	Percentage of shareholding *(%)*	Total number of shares held	Increase/decrease of shares held in the reporting period
Aluminum Corporation of China *(Note 1)*	State	32.81	4,889,864,006	–
Hong Kong Securities Clearing Company Limited (H shares) *(Notes 2 & 3)*	Overseas legal person	26.37	3,930,412,464	Increased by 342,000
China Securities Finance Corporation Limited	State-owned legal person	3.15	468,725,899	Increased by 62,244,309
Baotou Aluminum (Group) Co., Ltd.	State-owned legal person	1.60	238,377,795	–
China Cinda Asset Management Co., Ltd. (中國信達資產管理股份有限公司)	State-owned legal person	0.99	147,253,426	–
Central Huijin Asset Management Ltd. (中央匯金資產管理有限責任公司)	State-owned legal person	0.92	137,295,400	–
Huaxia Life Insurance Co., Ltd. – Universal Insurance Product (華夏人壽保險股份有限公司－萬能保險產品)	Domestic non-state-owned legal person	0.75	111,388,355	Decreased by 27,501,300
National Social Security Fund – portfolio 102	State	0.44	65,888,966	Increased by 40,000,000
HKSCC Nominees Limited (A shares)	Overseas legal person	0.39	58,281,657	Increased by 39,243,182
China Life Insurance Company Limited – Traditional-Ordinary Insurance Products – 005L – CT001	Domestic non-state-owned legal person	0.33	49,893,438	Increased by 49,893,438

Notes:

1. The number of shares held by Aluminum Corporation of China does not include the A shares of the Company indirectly held by Aluminum Corporation of China through its subsidiaries Baotou Aluminum (Group) Co., Ltd. and Shanxi Aluminum Plant and the H shares of the Company indirectly held by Aluminum Corporation of China through its subsidiary Aluminum Corporation of China Overseas Holdings Limited. Aluminum Corporation of China together with its subsidiaries holds 5,331,382,055 shares in the Company, including 5,135,382,055 A shares and 196,000,000 H shares, accounting for 35.77% of the total issued share capital of the Company.

2. HKSCC Nominees Limited holds the 196,000,000 H shares of the Company on behalf of Aluminum Corporation of China Overseas Holdings Limited, a subsidiary of Aluminum Corporation of China.

3. The 3,930,412,464 H shares of the Company held by HKSCC Nominees Limited include the 196,000,000 H shares it holds on behalf of Aluminum Corporation of China Overseas Holdings Limited, a subsidiary of Aluminum Corporation of China.

INTERESTS IN SHARES HELD BY DIRECTORS, CHIEF EXECUTIVE AND SUPERVISORS

As of 30 June 2017, Mr. Jiang Yinggang, an executive director and the vice president of the Company, held 10,000 A shares of the Company as personal interests in the capacity of beneficial owner, representing 0.000091% of the relevant class of issued share capital (A shares) and 0.000067% of the total issued share capital of the Company.

Save as disclosed above, as of 30 June 2017, none of the directors, president (chief executive), or supervisors of the Company and their respective associates had any interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of the Hong Kong SFO) which were (a) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the Hong Kong SFO; or (b) required to be recorded in the register kept by the Company pursuant to Section 352 of the Hong Kong SFO; or (c) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers. For the six months ended 30 June 2017, none of the directors, president (chief executive), supervisors, senior management of the Company or their spouses or children under the age of 18 was granted the right to acquire any shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of the Hong Kong SFO).

REPURCHASE, SALE AND REDEMPTION OF THE COMPANY'S SHARES

During the reporting period, neither the Company nor its subsidiaries purchased or sold any shares of the Company during the six months ended 30 June 2017.

CHARGE AND PLEDGES ON GROUP ASSETS

As of 30 June 2017, the Group's assets charged and pledged for bank borrowings including property, plant and equipment, intangible assets, land use rights, notes receivable and trade receivables. The aggregate carrying amount of the charged and pledged assets was RMB7,771 million. Meanwhile, bank borrowings of the Group were secured by contractual rights to charge users for electricity generated in the future. For details, please refer to note 11(a) to the financial statements.

GUARANTEES

As at 30 June 2017, the financial guarantees provided by the Group to external enterprises and subsidiaries of the Group amounted to RMB9,440 million, details of which are set out below:

On 25 December 2006, Ningxia Energy Group Co., Ltd. (寧夏能源集團有限公司) (hereinafter referred to as "**Ningxia Energy**") entered into a guarantee contract with China Construction Bank Yinchuan Xicheng Branch, providing a third-party joint and several liability for RMB35 million out of RMB70 million, the aggregate amount of project loan of Ningxia Tian Jing Shen Zhou Wind Power Co., Ltd. (寧夏天淨神州風力發電有限公司) (50% of its equity interest was then held by Ningxia Energy, which was fully transferred to Ningxia Yinxing Energy Co., Ltd. (寧夏銀星能源股份有限公司), a controlled subsidiary of Ningxia Energy in 2014) with a loan term of 14 years. As of 30 June 2017, the balance of the guarantee provided by Ningxia Energy in proportion to its shareholding amounted to RMB24 million.

On 20 January 2012, Ningxia Energy and China Development Bank entered into a contract of pledge for accounts receivable under RMB-denominated loan (《人民幣資金貸款應收賬款質押合同》) in relation to the provision of a pledge guarantee in respect of the loan of RMB30 million in total for Ningxia Power Investment Corporation. As of 30 June 2017, the balance of the loan amounted to RMB5 million and the balance of the guarantee provided by Ningxia Energy amounted to RMB5 million.

As of 30 June 2017, the guarantee provided between Ningxia Energy, a controlled subsidiary of the Company and its subsidiaries mutually amounted to RMB2,350 million.

In October 2013, Chalco Hong Kong Limited and its certain subsidiaries provided guarantee for perpetual bonds of USD350 million issued by Chalco Hong Kong Investment Company Limited. In October 2016, Chalco Hong Kong Limited provided guarantee for perpetual bonds of USD500 million issued by Chalco Hong Kong Investment Company Limited. As of 30 June 2017, Chalco Hong Kong Investment Company Limited had outstanding senior perpetual bonds of USD850 million (equivalent to approximately RMB5,759 million) which were guaranteed by Chalco Hong Kong Limited and its certain subsidiaries.

In February 2015, the Company entered into a guarantee contract with the Kunming Branch of Ping An Bank, pursuant to which the Company would provide guarantee in respect of a loan of up to RMB1,000 million in total in proportion to its 60% shareholding for its subsidiary Guizhou Huajin Aluminum Co., Ltd. (貴州華錦鋁業有限公司) (hereinafter referred to as "**Guizhou Huajin**"). The guarantee period was two years from the date of expiry of the term for repayment of each loan under the principal contract. As of 30 June 2017, Guizhou Huajin had drawn down a loan of RMB577 million under the principal contract, and the balance of guarantee provided by the Company in proportion to its shareholding amounted to RMB346 million.

In April 2015, the Company entered into a guarantee contract with the JIC Leasing (Shanghai) Co.,Ltd., pursuant to which the Company would provide guarantee in respect of its finance lease of up to RMB500 million in total in proportion to its 60% shareholding for its controlled subsidiary Guizhou Huajin. The guarantee period was two years from the date of expiry of the term for repayment of each loan under the principal contract. As of 30 June 2017, Guizhou Huajin dealt with finance lease of RMB500 million under the principal contract, and the balance of guarantee provided by the Company in proportion to its shareholding amounted to RMB300 million.

In April 2016, the Company entered into a maximum amount guarantee agreement (《最高額保證合同》) with the Zhonglv Sub-branch of Jiaozuo Branch of China Construction Bank, pursuant to which the Company would provide guarantee in respect of banking facilities up to RMB300 million in total for its wholly-owned subsidiary Chalco Zhongzhou Aluminum Co., Ltd. (hereinafter referred to as "**Chalco Zhongzhou**"). The guarantee period was two years from the date of expiry of the term for repayment of each loan under the principal contract. As of 30 June 2017, Chalco Zhongzhou had taken out loans of RMB240 million under the principal contract, and the balance of guarantee provided by the Company amounted to RMB240 million.

In August 2016, Chalco Shandong Co., Ltd. (hereinafter referred to as "**Chalco Shandong**") entered into a maximum amount guarantee agreement (《最高額保證合同》) with the Zibo Branch of China Construction Bank and the Zibo Branch of China CITIC Bank, pursuant to which the Company would provide guarantee in respect of banking facilities up to RMB200 million in total for Chalco Shandong Engineering Technology Co., Ltd. (中鋁山東工程技術有限公司) (hereinafter referred to as "**Shandong Engineering**"), a subsidiary of the Company. The guarantee period was two years from the date of expiry of the term for repayment of each loan under the principal contract. As of 30 June 2017, Shandong Engineering had taken out loans of RMB200 million under the principal contract, and the balance of guarantee provided by Chalco Shandong amounted to RMB200 million.

In December 2016, the Company entered into a maximum amount guarantee agreement (《最高額保證合同》) with the Taiyuan Branch of Ping An Bank, pursuant to which the Company would provide guarantee in respect of banking facilities up to RMB300 million in total in proportion to its 60% shareholding for its controlled subsidiary Shanxi Huaze Aluminum & Power Co., Ltd. (hereinafter referred to as "**Shanxi Huaze**"). The guarantee period was two years from the date of expiry of the term for repayment of each loan under the principal contract. As of 30 June 2017, Shanxi Huaze had taken out loans of RMB200 million under the principal contract, and the balance of guarantee provided by the Company in proportion to its shareholding amounted to RMB120 million.

In March 2017, the Company entered into a maximum amount guarantee agreement (《最高額保證合同》) with Minsheng Bank and Jinzhong Bank, pursuant to which the Company would provide guarantee in respect of banking facilities up to RMB200 million in total in proportion to its 60% shareholding for its controlled subsidiary Shanxi Huaze. The guarantee period was two years from the date of expiry of the term for repayment of each loan under the principal contract. As of 30 June 2017, Shanxi Huaze had taken out loans of RMB160 million under the principal contract, and the balance of guarantee provided by the Company in proportion to its shareholding amounted to RMB96 million.

Save as aforesaid, there were no other guarantees provided by the Group which were required to be disclosed.

CORPORATE GOVERNANCE

The Articles of Association, the Rules of Procedures for the Shareholders' Meetings, the Rules of Procedures for the Board Meetings, the Rules of Procedures for Meetings of the Supervisory Committee, the detailed implementation rules for the special committees under the Board, the Code of Conduct for Securities Dealings by Directors, Supervisors and Specific Employees and other relevant systems of the Company constitute the framework for the codes on corporate governance of the Company. The Board has reviewed its corporate governance documents and internal control guidelines, and is of the view that such documents have incorporated most of the principles and code provisions in the Code on Corporate Governance Practices (the "**CG Code**") as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Hong Kong Listing Rules**") and the requirements under the Guidelines of the Shanghai Stock Exchange for Internal Control of Listed Companies (the "**Internal Control Guidelines**"). During the reporting period, the Board is of the opinion that the Company has complied with the code provisions of the CG Code and the requirements under the Internal Control Guidelines.

CODE OF CONDUCT FOR SECURITIES TRANSACTIONS BY THE DIRECTORS, SUPERVISORS AND RELEVANT EMPLOYEES

For clarity, the Company has adopted a Code of Conduct Regarding Securities Transactions by the Directors, Supervisors and Relevant Employees (the "**Required Standards**") on terms no less exacting than the required standards of dealings set out in the Model Code for Securities Transactions by Directors of Listed Issuers in Appendix 10 to the Hong Kong Listing Rules. Some employees who are likely to be in possession of unpublished price sensitive information of the Group shall be in compliance with the Required Standards. All directors, supervisors and relevant employees of the Company, upon specific enquiries, have confirmed that they have complied with the Required Standards during the six months ended 30 June 2017.

AUDIT COMMITTEE

The Company has established an audit committee with written terms of reference based on the guidelines recommended by the Hong Kong Institute of Certified Public Accountants. The primary duties of the audit committee are to propose the appointment or change of external auditors; supervise the implementation of internal audit system of the Company; be responsible for the communication between internal and external auditors; review and disclose the financial information of the Company; review the financial monitoring, internal control and risk management systems of the Company; and conduct research on other relevant professional matters of the Company, and provide viewpoints and suggestions to the Board for reference of decision-making.

As of the date of this report, the Audit Committee under the sixth session of the Board of the Company consists of three independent non-executive directors, namely Ms. Chen Lijie, Mr. Hu Shihai and Mr. Lie-A-Cheong Tai Chong, David, with Mr. Lie-A-Cheong Tai Chong, David acting as the chairman.

The Audit Committee and the management have reviewed the accounting standards and norms adopted by the Group and discussed the matters related to auditing, internal control, risk management and financial statements, including review of the unaudited condensed consolidated interim financial statements for the six months ended 30 June 2017.

In the first half of 2017, the Audit Committee convened four meetings in total, details of which are set out below:

The fourth meeting of the Audit Committee under the sixth session of the Board of the Company was held on 17 March 2017, at which 14 resolutions including the resolution in relation to the 2016 annual financial report of the Company were considered and approved.

The fifth meeting of the Audit Committee under the sixth session of the Board of the Company was held on 13 April 2017, at which the resolution in relation to the 20-F report of the Company for 2016 was considered and approved.

The sixth meeting of the Audit Committee under the sixth session of the Board of the Company was held on 19 April 2017, at which the 2017 First Quarterly Report and the resolution in relation to amendments to the Detailed Implementation Rules for the Audit Committee under the Board of Aluminum Corporation of China Limited (《中國鋁業股份有限公司董事會審核委員會工作細則》).

The seventh meeting of the Audit Committee under the sixth session of the Board of the Company was held on 4 May 2017, at which the resolution in relation to the proposed joint establishment of an industry investment fund with the Bank of Communications International Trust Co., Ltd. (交銀國際信託有限公司) was considered and approved.

SIGNIFICANT EVENTS

1. CORPORATE GOVERNANCE

The Company has strictly complied with the requirements of the Company Law of the People's Republic of China (the "**Company Law**"), the Securities Law of the People's Republic of China (the "**Securities Law**"), the relevant provisions of China Securities Regulatory Commission and Shanghai Stock Exchange Listing Rules (the "**Shanghai Stock Exchange Listing Rules**") and duly performed its corporate governance obligations without any deviation from the relevant requirements issued by China Securities Regulatory Commission. The Company has also strictly complied with the requirements of the Hong Kong Listing Rules and its latest amendments in relation to corporate governance. The Company has established a corporate governance structure with clearly defined rights and responsibilities with effective checks and balances and coordination. General meetings, the board of directors and the supervisory committee safeguarded the interests of investors and shareholders by fulfilling their respective responsibilities and operating in compliance with regulations.

The Company will stay in strict compliance with the requirements of the regulatory bodies including China Securities Regulatory Commission, Beijing Securities Regulatory Bureau, Shanghai Stock Exchange, Hong Kong Stock Exchange and New York Stock Exchange. Through regulatory compliance and strict self-regulation, the Company will continuously improve its corporate governance systems to further enhance its corporate governance level and internal control system, aiming at protecting the interest of its shareholders, as well as maintaining consistent, stable and healthy development to bring returns to the society and shareholders through satisfactory performance results. The Company will also continue to comply with the requirements on corporate governance under the Hong Kong Listing Rules.

Since its incorporation, the Company has been completely separated from its controlling shareholder in terms of business, personnel, assets and finance. The Company has independent and comprehensive business and has the ability to operate on its own.

2. ASSET TRANSACTIONS

On 28 June 2017, the merger and reorganization of Shanxi Branch of Aluminum Corporation of China Limited* (中國鋁業股份有限公司山西分公司) and Shanxi Huaze Aluminium & Power Co., Ltd.* (山西華澤鋁電有限公司), a controlled subsidiary of the Company, was considered and approved at the eleventh meeting of the sixth session of the Board of the Company, pursuant to which, the Company proposed to make capital contribution by injecting the appraised net value of the entire assets and liabilities of Shanxi Branch of Aluminum Corporation of China Limited* into Shanxi Huaze Aluminium & Power Co., Ltd.*. On 8 August 2017, the Company and Shanxi Zhangze Electric Power Co., Ltd.* (山西漳澤電力股份有限公司) duly entered into the Reorganization Agreement in relation to the reorganization of Shanxi Branch of Aluminum Corporation of China Limited* and Shanxi Huaze Aluminium & Power Co., Ltd.*. For details, please refer to the announcements of the Company dated 28 June 2017 and 8 August 2017, respectively.

For other asset transactions of the Company, please refer to the paragraphs under "5. Material Connected Transactions of the Group during the Reporting Period" in this section.

3. DISTRIBUTION OF FINAL DIVIDEND FOR THE YEAR 2016

As considered and approved at the 2016 annual general meeting of the Company convened on 28 June 2017, no final dividends were distributed for the year 2016.

4. MATERIAL LITIGATION AND ARBITRATION

There was no material litigation or arbitration involving the Company during the reporting period.

5. MATERIAL CONNECTED TRANSACTIONS OF THE GROUP DURING THE REPORTING PERIOD

Connected transactions related to daily operations

During the reporting period, the total amount of major and continuing connected transactions between the Group and its connected persons was approximately RMB13,673 million, of which purchase transactions amounted to approximately RMB6,586 million and sales transactions amounted to approximately RMB7,087 million (including sales of products and services).

All of the above continuing connected transactions during the reporting period have been conducted under the relevant agreements which have been published by way of announcement. The continuing connected transactions of the Group were mainly transactions between the Company and Aluminum Corporation of China.

Connected transactions related to acquisition and disposal of assets

On 23 March 2017, the acquisition of 40% equity interest in Chalco Shanghai Co., Ltd.* (中鋁(上海)有限公司) held by Aluminum Corporation of China, the controlling shareholder of the Company, by way of agreement was considered and approved at the seventh meeting of the sixth session of the Board of the Company. On 12 May 2017, the Company entered into a conditional Equity Transfer Agreement with Aluminum Corporation of China, pursuant to which the consideration for the transaction contemplated thereunder was RMB1,413 million. The transaction constituted a connected transaction under Chapter 14A of the Hong Kong Listing Rules and thus was subject to the reporting and announcement requirements thereof but exempt from the independent shareholders' approval requirement. Nevertheless, the transaction was required to be proposed at general meeting for shareholders' consideration in accordance with relevant requirements under the Rules Governing the Listing of Stocks on Shanghai Stock Exchange. On 28 June 2017, the said acquisition was approved at the 2016 annual general meeting of the Company.

For details of the aforementioned matters, please refer to the announcements of the Company dated 23 March 2017, 12 May 2017 and 28 June 2017, as well as the circular dated 12 May 2017 and supplemental circular dated 9 June 2017.

Transfer of loans

There was no connected transaction in relation to transfer of loans during the reporting period.

6. PERFORMANCE OF UNDERTAKINGS

There was no outstanding undertakings during the reporting period.

7. OTHER SIGNIFICANT EVENTS

(1) Joint establishment of industry investment fund with the Bank of Communications International Trust Co., Ltd. (交銀國際信託有限公司) ("**BOCOMMTRUST**").

On 8 May 2017, the resolution in relation to the joint establishment of an industry investment fund with a size of RMB2,000.2 million by the Company and BOCOMMTRUST was considered and approved at the ninth meeting of the sixth session of the Board of the Company. Chinalco Jianxin Investment Fund Management (Beijing) Company Limited (中鋁建信投資基金管理(北京)有限公司) ("**Chinalco Jianxin**"), a subsidiary of Aluminum Corporation of China which is the controlling shareholder of the Company, participated in the capital contribution as the manager and general partner of the fund. Therefore, the transaction constituted a connected transaction under Chapter 14A of the Hong Kong Listing Rules, and was subject to the reporting and announcement requirements thereof but exempt from independent shareholders' approval requirement. Nevertheless, the transaction was required to be proposed at general meeting for shareholders' consideration in accordance with relevant requirements under the Rules Governing the Listing of Stocks on Shanghai Stock Exchange.

On 23 May 2017, the Company, BOCOMMTRUST and Chinalco Jianxin entered into the Partnership Agreement in relation to the aforesaid establishment of an industry investment fund.

On 20 June 2017, the resolution in relation to change of the general partner of the industry investment fund and additional capital contribution to the industry investment fund was considered and approved the tenth meeting of the sixth session of the Board of the Company, pursuant to which, the general partner of the industry investment fund changed to Bocommtrust Asset Management Co., Ltd.* (交銀國信資產管理有限公司) ("**Bocommtrust Asset**"), and Chinalco Jianxin would no longer participate in capital contribution as the general partner of the industry investment fund, but remains as the manager of the fund. Meanwhile, the Company, BOCOMMTRUST and Bocommtrust Asset shall make additional capital contributions to the industry investment fund. Upon completion of the additional capital contributions, the size of the Industry Fund will increase to RMB10,001 million. As a result of the change of the general partner, the transaction no longer constitutes a connected transaction under Chapter 14A of the Hong Kong Listing Rules and thus is exempt from the independent shareholder's approval requirement and is not required to be proposed at general meeting for shareholders' consideration pursuant to the relevant requirements under the Rules Governing the Listing of Stocks on Shanghai Stock Exchange.

For details of the aforesaid matters, please refer to the announcements of the Company dated 8 May 2017, 23 May 2017 and 20 June 2017, as well as the circular and supplemental circular dated 12 May 2017 and 9 June 2017, respectively.

(2) Construction of the project in relation to relocation of industries from city urban area to industrial parks conducted by Guizhou Light Alloy New Materials (貴州輕合金新材料退城進園項目) and establishment of an associate

On 23 March 2017, the investment in the construction of the project in relation to relocation of industries from city urban area to industrial parks conducted by Guizhou Light Alloy New Materials and the joint establishment of an associate with relevant partners to take charge of the operation of the project were considered and approved at the seventh meeting of the sixth session of the Board of the Company. Thereafter, the Company entered into the Investment Cooperation Agreement in relation to Joint Establishment of Guizhou Huaren New Materials Company Limited (關於共同出資設立貴州華仁新材料有限公司的投資合作協議) with Hangzhou Jinjiang Group Co., Ltd.* (杭州錦江集團有限公司), Guizhou Industrial Investment (Group) Co., Ltd.* (貴州產業投資(集團)有限責任公司) and Qingzhen Industry Investment Company Limited* (清鎮市工業投資有限公司), pursuant to which capital contributions to be made by the four parties account for 40%, 30%, 15% and 15% of the total capital of the project company, respectively. For details, please refer to the announcements of the Company dated 23 March 2017 and 12 May 2017, respectively.

INDEPENDENT REVIEW REPORT

EY 安永

To the shareholders of Aluminum Corporation of China Limited
(Established in the People's Republic of China with limited liability)

INTRODUCTION

We have reviewed the accompanying interim condensed consolidated statement of financial position of Aluminum Corporation of China Limited (the "Company") and its subsidiaries (collectively, the "Group") as of 30 June 2017 and the related interim condensed consolidated statements of comprehensive income, changes in equity and cash flows for the six-month period then ended, and explanatory notes. The Main Board Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and International Accounting Standard 34 *Interim Financial Reporting* ("IAS 34"). The directors of the Company are responsible for the preparation and presentation of these interim condensed consolidated financial statements in accordance with IAS 34. Our responsibility is to express a conclusion on these interim condensed consolidated financial statements based on our review. Our report is made solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with International Standard on Review Engagements 2410, *Review of Interim Financial Information Performed by the Independent Auditor of the Entity*. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34.

Ernst & Young
Certified Public Accountants

22/F, CITIC Tower
1 Tim Mei Avenue, Central
Hong Kong
17 August 2017

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 30 June 2017
(Amounts expressed in thousands of RMB unless otherwise stated)

	Notes	30 June 2017 (Unaudited)	31 December 2016 (Audited)
ASSETS			
Non-current assets			
Intangible assets	6	**10,495,151**	10,608,791
Property, plant and equipment	6	**92,592,140**	90,525,652
Investment properties		**1,194,091**	1,245,033
Land use rights		**3,288,178**	3,325,286
Investments in joint ventures	7	**6,421,918**	6,240,200
Investments in associates	7	**6,473,426**	5,926,533
Available-for-sale financial investments	8	**742,114**	164,393
Deferred tax assets		**1,466,316**	1,426,707
Other non-current assets		**3,339,762**	4,188,121
Total non-current assets		**126,013,096**	123,650,716
Current assets			
Inventories		**20,262,015**	17,903,986
Trade and notes receivables	9	**8,463,579**	7,327,181
Other current assets		**12,644,608**	15,244,812
Financial assets at fair value through profit or loss		**28,967**	54,756
Restricted cash and time deposits		**2,231,986**	2,087,447
Cash and cash equivalents		**18,105,853**	23,808,048
Total current assets		**61,737,008**	66,426,230
Total assets		**187,750,104**	190,076,946

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (Continued)

As at 30 June 2017
(Amounts expressed in thousands of RMB unless otherwise stated)

	Notes	**30 June 2017 (Unaudited)**	31 December 2016 (Audited)
EQUITY AND LIABILITIES			
Equity			
Equity attributable to the owners of the parent			
Share capital	10	**14,903,798**	14,903,798
Other reserves		**26,243,762**	27,692,441
Accumulated losses			
– proposed final dividend	19	**–**	–
– others		**(3,791,825)**	(4,488,590)
		37,355,735	38,107,649
Non-controlling interests		**14,701,600**	17,479,840
Total equity		**52,057,335**	55,587,489
Liabilities			
Non-current liabilities			
Interest-bearing loans and borrowings	11	**35,340,235**	47,322,748
Other non-current liabilities		**3,049,918**	3,237,741
Deferred tax liabilities		**968,888**	984,304
Total non-current liabilities		**39,359,041**	51,544,793

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (Continued)

As at 30 June 2017
(Amounts expressed in thousands of RMB unless otherwise stated)

	Notes	**30 June 2017 (Unaudited)**	31 December 2016 (Audited)
Current liabilities			
Trade and notes payables	13	**12,926,997**	11,285,334
Other payables and accrued expenses		**14,088,392**	13,006,678
Financial liabilities at fair value through profit or loss		**46,779**	3,575
Income tax payable		**206,420**	356,683
Interest-bearing loans and borrowings	11	**69,065,140**	58,292,394
Total current liabilities		**96,333,728**	82,944,664
Total liabilities		**135,692,769**	134,489,457
Total equity and liabilities		**187,750,104**	190,076,946
Net current liabilities		**34,596,720**	16,518,434
Total assets less current liabilities		**91,416,376**	107,132,282

The accompanying notes are an integral part of these financial statements.

Yu Dehui
Director

Zhang Zhankui
Chief Financial Officer

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the six months ended 30 June 2017
(Amounts expressed in thousands of RMB unless otherwise stated)

	Notes	For the six months ended 30 June 2017 (Unaudited)	2016 (Restated and unaudited)
Revenue	5	**91,310,570**	49,955,902
Cost of sales		**(85,106,065)**	(45,963,149)
Gross profit		**6,204,505**	3,992,753
Selling and distribution expenses		**(1,179,622)**	(954,872)
General and administrative expenses		**(1,677,948)**	(1,224,734)
Research and development expenses		**(28,915)**	(79,779)
Other income	15(a)	**159,379**	442,999
Other gains, net	15(b)	**80,692**	433,306
Operating profit		**3,558,091**	2,609,673
Finance income	16	**392,208**	397,981
Finance costs	16	**(2,455,270)**	(2,487,319)
Share of profits and losses of:			
Joint ventures	7	**80,897**	(93,121)
Associates	7	**15,406**	88,609
Profit before income tax	14	**1,591,332**	515,823
Income tax expense	17	**(348,453)**	(154,306)
Profit for the period		**1,242,879**	361,517
Profit attributable to:			
Owners of the parent		**751,313**	67,923
Non-controlling interests		**491,566**	293,594
		1,242,879	361,517
Basic and diluted earnings per share attributable to ordinary equity holders of the parent *(expressed in RMB per share)*	18	**0.05**	0.0009

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (Continued)

For the six months ended 30 June 2017
(Amounts expressed in thousands of RMB unless otherwise stated)

	For the six months ended 30 June	
	2017	2016
	(Unaudited)	(Restated and unaudited)
Profit for the period	**1,242,879**	361,517
Other comprehensive (loss)/income to be reclassified to profit or loss in subsequent periods, net of tax:		
Available-for-sale investments:		
Changes in fair value	**(3,292)**	55,500
Reclassification adjustments for gains included in: profit or loss		
– Gain on disposal	**(45,039)**	–
Income tax effect	**10,733**	–
Transfer out of share of other comprehensive income of an associate	**–**	(4,658)
Exchange differences on translation of foreign operations	**(193,867)**	213,963
Total other comprehensive (loss)/income for the period, net of tax	**(231,465)**	264,805
Total comprehensive income for the period	**1,011,414**	626,322
Total comprehensive income for the period attributable to:		
Owners of the parent	**519,848**	332,728
Non-controlling interests	**491,566**	293,594
	1,011,414	626,322

Details of the dividends proposed for the six months ended 30 June 2017 are disclosed in note 19 to the financial statements.

The accompanying notes are an integral part of these financial statements.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 June 2017
(Amounts expressed in thousands of RMB unless otherwise stated)

	Attributable to owners of the parent											
		Capital reserves										
	Share capital	Share premium	Other capital reserves	Statutory surplus reserve	Special reserve	Gain on available-for-sale financial investments	Other equity instruments	Foreign currency translation reserve	Accumulated losses	Total	Non-controlling interests	Total equity
At 1 January 2017	14,903,798	17,705,517*	952,878*	5,867,557*	131,231*	45,901*	2,019,288*	970,069*	(4,488,590)	38,107,649	17,479,840	55,587,489
Profit for the period	–	–	–	–	–	–	–	–	751,313	751,313	491,566	1,242,879
Other comprehensive income/(loss) for the period, net of tax												
Changes in fair value of available-for-sale investments, net of tax	–	–	–	–	–	(37,598)	–	–	–	(37,598)	–	(37,598)
Exchange differences on translation of foreign operations	–	–	–	–	–	–	–	(193,867)	–	(193,867)	–	(193,867)
Total comprehensive income	–	–	–	–	–	(37,598)	–	(193,867)	751,313	519,848	491,566	1,011,414
Deemed disposal of a subsidiary (note 4)	–	–	–	–	–	–	–	–	–	–	(96,568)	(96,568)
Dividends distribution by subsidiaries to non-controlling shareholders	–	–	–	–	–	–	–	–	–	–	(159,023)	(159,023)
Capital injection from non-controlling shareholders	–	–	–	–	–	–	–	–	–	–	30,020	30,020
Acquisition of non-controlling interests (note 22(a))	–	(1,025,965)	–	–	–	–	–	–	–	(1,025,965)	(387,324)	(1,413,289)
Other appropriations	–	–	–	–	56,696	–	–	–	–	56,696	29,578	86,274
Share of reserves of joint ventures and associates	–	–	–	–	8,735	–	–	–	–	8,735	–	8,735
Exchange differences on translation of senior perpetual security	–	–	–	–	–	–	–	(311,228)	–	(311,228)	311,228	–
Repayment of senior perpetual security	–	–	–	–	–	–	–	–	–	–	(2,757,240)	(2,757,240)
Other equity instruments' distribution	–	–	–	–	–	–	54,548	–	(54,548)	–	(240,477)	(240,477)
At 30 June 2017 (Unaudited)	14,903,798	16,679,552*	952,878*	5,867,557*	196,662*	8,303*	2,073,836*	464,974*	(3,791,825)	37,355,735	14,701,600	52,057,335

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Continued)

For the six months ended 30 June 2017
(Amounts expressed in thousands of RMB unless otherwise stated)

	Attributable to owners of the parent											
		Capital reserves										
	Share capital	Share premium	Other capital reserves	Statutory surplus reserve	Special reserve	Gain on available-for-sale financial investments	Other equity instruments	Foreign currency translation reserve	Accumulated losses	Total	Non-controlling interests	Total equity
At 1 January 2016	14,903,798	19,578,582	674,094	5,867,557	98,700	62,598	2,019,288	312,538	(4,677,058)	38,840,097	11,457,339	50,297,436
Add: Adjustment due to business combination under common control	-	960,947	258,494	-	380	-	-	-	(104,026)	1,115,795	480,295	1,596,090
At 1 January 2016 (Restated)	14,903,798	20,539,529	932,588	5,867,557	99,080	62,598	2,019,288	312,538	(4,781,084)	39,955,892	11,937,634	51,893,526
Profit for the period	-	-	-	-	-	-	-	-	67,923	67,923	293,594	361,517
Other comprehensive income/(loss) for the period, net of tax												
Gain on available-for-sale financial investments	-	-	-	-	-	55,500	-	-	-	55,500	-	55,500
Transfer out of share of other comprehensive income of an associate	-	-	-	-	-	(4,658)	-	-	-	(4,658)	-	(4,658)
Exchange differences on translation of foreign operations	-	-	-	-	-	-	-	213,963	-	213,963	-	213,963
Total comprehensive income	-	-	-	-	-	50,842	-	213,963	67,923	332,728	293,594	626,322
Business combination under common control	-	(338,284)	-	-	-	-	-	-	-	(338,284)	-	(338,284)
Capital injection from non-controlling shareholders	-	-	-	-	-	-	-	-	-	-	10,000	10,000
Other appropriations	-	-	-	-	32,423	-	-	-	-	32,423	(8,695)	23,728
Share of reserves of joint ventures and associates	-	-	-	-	10,606	-	-	-	-	10,606	-	10,606
Other equity instruments' distribution	-	-	-	-	-	-	54,849	-	(54,849)	-	(158,139)	(158,139)
At 30 June 2016 (Restated and unaudited)	14,903,798	20,201,245	932,588	5,867,557	142,109	113,440	2,074,137	526,501	(4,768,010)	39,993,365	12,074,394	52,067,759

* These reserve accounts comprise the consolidated other reserves of RMB26,244 million (31 December 2016: RMB27,692 million) in the consolidated statement of financial position.

The accompanying notes are an integral part of these financial statements.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the six months ended 30 June 2017
(Amounts expressed in thousands of RMB unless otherwise stated)

	Notes	For the six months ended 30 June 2017 (Unaudited)	2016 (Restated and unaudited)
Net cash flows from operating activities	20	**5,357,412**	3,984,466
Investing activities			
Purchases of intangible assets		**(42,442)**	(21,415)
Purchases of property, plant and equipment		**(4,639,873)**	(3,070,331)
Purchases of land use rights		**(6,060)**	(5,861)
Purchases of investment properties		**(2,068)**	–
Proceeds from disposal of property, plant and equipment		**91,782**	254,361
Proceeds from disposal of the environmental protection business		**–**	526,309
Cash consideration paid for business combination under common control in the prior year		**–**	(7,662)
Proceeds from disposal of Shanxi Huaxing in the prior year		**1,646,035**	–
Collection of considerations from disposal of the aluminum fabrication segment and the alumina production line of Guizhou Branch in the prior year		**1,568,914**	1,568,914
Net outflows of cash and cash equivalents in respect of the Deemed Disposal of Shanxi Zhongrun	4	**(121,303)**	–
Interest received		**84,338**	150,371
Investments in joint ventures	7	**(15,414)**	(290,500)
Investments in associates	7	**(431,317)**	–
Purchase of available-for-sale financial investments	8	**(660,000)**	–
Acquisition of non-controlling interests	22(a)	**(800,000)**	–
Proceeds from disposal of available-for-sale investment		**80,551**	207,100
Investment income from short-term investments in available-for-sale financial investments		**12,979**	15,394
Increase in time deposits		**(4,900)**	(9,700)
Change in deposit of futures and option contracts		**(26,626)**	(1,066,502)
Loans to related parties		**(500,000)**	–
Loans to third parties		**(61,272)**	–
Loans repaid by related parties		**100,000**	–
Receipt of government grants		**53,943**	17,060
Net cash flows used in investing activities		**(3,672,733)**	(1,732,462)

(Amounts expressed in thousands of RMB unless otherwise stated)

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (Continued)

	Notes	For the six months ended 30 June **2017** **(Unaudited)**	 2016 (Restated and unaudited)
Financing activities			
Proceeds from gold leasing arrangement		**6,169,983**	3,000,000
Repayments of gold leasing arrangement		**(3,000,000)**	–
Payment of upfront interest of gold leasing arrangement		**–**	(86,424)
Proceeds from issuance of short-term bonds and medium-term notes, net of issuance costs	11(b)	**3,000,000**	1,886,500
Senior perpetual securities' distribution paid		**(240,477)**	(158,139)
Repayments of senior perpetual securities		**(2,757,240)**	–
Repayments of medium-term notes and short-term bonds		**(13,300,000)**	(3,000,000)
Drawdown of short-term and long-term bank and other loans		**29,664,838**	18,849,437
Repayments of short-term and long-term bank and other loans		**(23,029,252)**	(22,052,892)
Proceeds from finance lease under sale and leaseback contracts, net of deposit and transaction costs		**497,007**	799,039
Capital elements of finance lease rental payment		**(1,115,743)**	(757,999)
Capital injection from non-controlling shareholders		**30,020**	10,000
Dividends paid by subsidiaries to non-controlling shareholders		**(158,003)**	(20,469)
Interest paid		**(3,059,429)**	(2,707,456)
Net cash flows used in financing activities		**(7,298,296)**	(4,238,403)
Net decrease in cash and cash equivalents		**(5,613,617)**	(1,986,399)
Net foreign exchange differences		**(88,578)**	30,491
Cash and cash equivalents at beginning of the period		**23,808,048**	20,756,202
Cash and cash equivalents at 30 June		**18,105,853**	18,800,294

The accompanying notes are an integral part of these financial statements.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended 30 June 2017
(Amounts expressed in thousands of RMB unless otherwise stated)

1. GENERAL INFORMATION

Aluminum Corporation of China Limited (中國鋁業股份有限公司) (the "Company") and its subsidiaries (together the "Group") are principally engaged in the manufacture and distribution of alumina, primary aluminum and energy products. The Group is also engaged in the development of bauxite related resources and coal mining, the production and distribution of carbon and relevant non-ferrous metal products and the trading of non-ferrous metal products and coal products.

The Company is a joint stock company which was established on 10 September 2001 in the People's Republic of China (the "PRC") with limited liability. The address of its registered office is No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC.

The Company's shares have been listed on the Main Board of the Hong Kong Stock Exchange and the New York Stock Exchange in 2001. The Company also listed its A shares on the Shanghai Stock Exchange in 2007.

In the opinion of the directors, the ultimate holding company of the Company is Aluminum Corporation of China (中國鋁業公司) ("Chinalco"), a company incorporated and domiciled in the PRC and wholly owned by the State-owned Assets Supervision and Administration Commission of the State Council.

The interim condensed consolidated financial statements are presented in thousands of Renminbi ("RMB") unless otherwise stated.

The interim condensed consolidated financial statements have not been audited.

(Amounts expressed in thousands of RMB unless otherwise stated)

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of preparation

The interim condensed consolidated financial statements for the six months ended 30 June 2017 have been prepared in accordance with International Accounting Standard ("IAS") 34 *Interim Financial Reporting*.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group's annual financial statements as at 31 December 2016.

Going concern

As at 30 June 2017, the Group's current liabilities exceeded its current assets by approximately RMB34,597 million. The directors of the Company have considered the Group's available sources of funds as follows:

- The Group's expected net cash inflows from operating activities in 2017 and 2018;
- Unutilised banking facilities of approximately RMB71,334 million as at 30 June 2017, of which amounts totalling RMB63,658 million will be subject to renewal during the next 12 months. The directors of the Company are confident that these banking facilities could be renewed upon expiration based on the Group's past experience and good credit standing; and
- Other available sources of financing from banks and other financial institutions given the Group's credit history.

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(a) Basis of preparation *(Continued)*

Going concern *(Continued)*

The directors of the Company believe that the Group has adequate resources to continue operation for the foreseeable future of not less than 12 months from 30 June 2017. The directors of the Company therefore are of the opinion that it is appropriate to adopt the going concern basis in preparing the interim condensed consolidated financial statements.

Merger accounting for business combination under common control

The accounting policies for business combination under common control of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 December 2016.

The comparative financial data have been restated to reflect the business combinations under common control which took place during the year ended 31 December 2016.

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(b) Significant accounting policies

New and revised IFRSs adopted by the Group

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 December 2016, except for the adoption of new standards effective as of 1 January 2017. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

The nature and the effect of these changes are disclosed below. Although these new standards and amendments apply for the first time in 2017, they do not have a material impact on the interim condensed consolidated financial statements of the Group.

Amendments to IAS 7 *Statement of Cash Flows: Disclosure Initiative*

The amendments require entities to provide disclosures about changes in their liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes (such as foreign exchange gains or losses). On initial application of the amendment, entities are not required to provide comparative information for preceding periods. The Group is not required to provide additional disclosures in its interim condensed consolidated financial statements, but will disclose additional information in its annual consolidated financial statements for the year ending 31 December 2017.

(Amounts expressed in thousands of RMB unless otherwise stated)

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(b) Significant accounting policies *(Continued)*

Amendments to IAS 12 *Income Taxes: Recognition of Deferred Tax Assets for Unrecognised Losses*

The amendments clarify that an entity needs to consider whether tax law restricts the sources of taxable profits against which it may make deductions on the reversal of that deductible temporary difference. Furthermore, the amendments provide guidance on how an entity should determine future taxable profits and explain the circumstances in which taxable profit may include the recovery of some assets for more than their carrying amount.

Entities are required to apply the amendments retrospectively. However, on initial application of the amendments, the change in the opening equity of the earliest comparative period may be recognised in opening retained earnings (or in another component of equity, as appropriate), without allocating the change between opening retained earnings and other components of equity. Entities applying this relief must disclose that fact.

The Group applied the amendments retrospectively. However, their application has no effect on the Group's financial position and performance as the Group has no deductible temporary differences or assets that are in the scope of the amendments.

Annual Improvements Cycle – 2014–2016

Amendments to IFRS 12 *Disclosure of Interests in Other Entities: Clarification of the scope of disclosure requirements in IFRS 12*

The amendments clarify that the disclosure requirements in IFRS 12, other than those in paragraphs B10–B16, apply to an entity's interest in a subsidiary, a joint venture or an associate (or a portion of its interest in a joint venture or an associate) that is classified (or included in a disposal group that is classified) as held for sale.

The Group has adopted the amendments retrospectively. However, their application has no effect on the Group's financial position and performance as the Group has no subsidiary, joint venture or associate that is classified as held for sale in the period from 1 January 2017 to 30 June 2017.

(Amounts expressed in thousands of RMB unless otherwise stated)

3. SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

The preparation of the interim condensed consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenue, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these judgements, assumptions and estimates could result in outcomes that require a material adjustment to the carrying amounts of assets or liabilities affected in future periods.

In preparing these interim condensed consolidated financial statements, the significant judgements and estimates made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were consistent with those applied to the consolidated financial statements for the year ended 31 December 2016.

4. DISPOSAL OF A SUBSIDIARY

The Company previously had 50% equity interest in Shanxi China Huarun Co., Ltd.* ("Shanxi Zhongrun" "山西中鋁華潤有限公司"). According to the then acting-in-concert agreement entered into by the Company and the other shareholder of Shanxi Zhongrun, Huarun (Coal) Group Co., Ltd. * ("Huarun (Coal) Group" "華潤(煤業)集團有限公司"), Huarun (Coal) Group agreed to confer its voting rights in the shareholders' meeting of Shanxi Zhongrun to the Company. Accordingly, the directors of the Company consider that the Company had control over Shanxi Zhongrun and included Shanxi Zhongrun in the consolidation scope.

On 15 February 2017, the Company entered into a capital injection and enlargement agreement on Shanxi Zhongrun with Huarun (Coal) Group, Shanxi Xishan Coal and Electricity Power Co., Ltd.* ("Xishan Coal Electricity", "西山煤電"), and Jin Energy Power Group Co., Ltd.* ("Jin Energy Power", "晉能電力"). Pursuant to the agreement, the registered capital of Shanxi Zhongrun was increased from RMB200 million to RMB500 million, and on 3 March 2017, the Company, Xishan Coal Electricity and Jin Energy Power had each subscribed RMB100 million, respectively. Accordingly, after the contribution of the increased capital, the Company's equity interest in Shanxi Zhongrun was decreased from 50.00% to 40.00% while each of the other three shareholders hold a 20% equity interest, respectively. The acting-in-concert agreement between the Company and Huarun (Coal) Group also ceased to be effective since then. Accordingly, the Company lost its control over Shanxi Zhongrun since 3 March 2017 (the "Deemed Disposal").

(Amounts expressed in thousands of RMB unless otherwise stated)

4. DISPOSAL OF A SUBSIDIARY *(Continued)*

The directors of the Company are of the opinion that the Company has significant influence over Shanxi Zhongrun after the Deemed Disposal considering the Company has the rights to appoint two out of the five directors of the board of directors of Shanxi Zhongrun. Therefore, the Company accounted for its equity interest in Shanxi Zhongrun as an investment in an associate amounting to RMB100 million as at 3 March 2017.

	3 March 2017
Net assets disposed of :	
Intangible assets	**133**
Property, plant and equipment	**70,166**
Deferred tax assets	**1,320**
Other current assets	**892**
Cash and cash equivalents	**121,303**
Trade and notes payables	**(7)**
Other payables and accrued expenses	**(671)**
Net assets	**193,136**
Non-controlling interests	**(96,568)**
Net assets disposed of	**96,568**
Gain on Deemed Disposal of Shanxi Zhongrun	**3,524**
Fair value of the remaining equity interest	**100,092**
Satisfied by cash	**–**

(Amounts expressed in thousands of RMB unless otherwise stated)

4. DISPOSAL OF A SUBSIDIARY *(Continued)*

An analysis of the cash flow of cash and cash equivalents in respect of the Deemed Disposal of Shanxi Zhongrun is as follows:

	Six months ended 30 June 2017
Cash consideration received	–
Cash and bank balances disposed of	**(121,303)**
Net outflows of cash and cash equivalents in respect of the Deemed Disposal of Shanxi Zhongrun	**(121,303)**

* The English names represent the best effort made by management of the Group in translating their Chinese names as the companies do not have any official English names.

5. REVENUE AND SEGMENT INFORMATION

(a) Revenue

	For the six months ended 30 June	
	2017	2016 (Restated)
Sale of goods (net of value-added tax)	**90,315,478**	48,765,679
Other revenue	**995,092**	1,190,223
	91,310,570	49,955,902

Other revenue primarily includes revenue from the sale of scrap and other materials, the supply of heat and water and the provision of machinery processing, transportation, packing and other services.

5. REVENUE AND SEGMENT INFORMATION *(Continued)*

(b) Segment information

The presidents of the Company have been identified as the chief operating decision-makers. They are responsible for the review of the internal reports in order to allocate resources to operating segments and assess their performance.

The presidents consider the business from a product perspective comprising alumina, primary aluminum and energy for the Group's manufacturing business, which are identified as separate reportable operating segments. In addition, the Group's trading business is identified as a separate reportable operating segment. The Group's operating segments also include corporate and other operating activities.

The presidents assess the performance of operating segments based on profit or loss before income tax in related periods. The manner of assessment used by the presidents is consistent with that applied to the consolidated financial statements for the year ended 31 December 2016. Management has determined the operating segments based on the reports reviewed by the presidents that are used to make strategic decisions.

The Group's five reportable operating segments are summarised as follows:

- The alumina segment, which consists of mining and purchasing bauxite and other raw materials, refining bauxite into alumina, and selling alumina both internally to the Group's aluminum enterprises and trading enterprises and externally to customers outside the Group. This segment also includes the production and sale of multi-form alumina and metal gallium.

- The primary aluminum segment, which consists of procuring alumina and other raw materials, supplemental materials and electricity power, smelting alumina to produce primary aluminum which is sold to the Group's trading enterprises and external customers, including Chinalco and its subsidiaries. This segment also includes the production and sale of carbon products and aluminum alloy and other aluminum products.

5. REVENUE AND SEGMENT INFORMATION *(Continued)*

(b) Segment information *(Continued)*

The Group's five reportable operating segments are summarised as follows: *(Continued)*

- The trading segment, which consists of the trading of alumina, primary aluminum, aluminum fabrication products, other non-ferrous metal products, coal products and raw materials and supplemental materials and logistics and transport services to internal manufacturing plants and external customers. The products are sourced from fellow subsidiaries and international and domestic suppliers of the Group. Sales of products manufactured by the Group's manufacturing business are included in the total revenue of the trading segment and are eliminated with the segment revenue of the respective segments which supplied the products to the trading segment.

- The energy segment mainly includes coal mining, electricity generation by thermal power, wind power and solar power, new energy related equipment manufacturing business. Sales of coals are mainly to the Group's internal and external coal consuming customers; electricity is sold to regional power grid corporations.

- Corporate and other operating segments, which mainly include management of corporate, research and development activities and others.

Prepaid current income tax and deferred tax assets are excluded from segment assets, and income tax payable and deferred tax liabilities are excluded from segment liabilities. All sales among the operating segments were conducted on terms mutually agreed among group companies, and have been eliminated upon consolidation.

(Amounts expressed in thousands of RMB unless otherwise stated)

5. REVENUE AND SEGMENT INFORMATION *(Continued)*

(b) Segment information *(Continued)*

	For the six months ended 30 June 2017						
	Alumina	Primary aluminum	Trading	Energy	Corporate and other operating segments	Inter segment elimination	Total
Total revenue	18,796,394	20,247,999	76,551,066	2,765,748	304,200	(27,354,837)	91,310,570
Intersegment revenue	(12,968,647)	(4,485,091)	(9,640,827)	(205,136)	(55,136)	27,354,837	–
Sales of self-produced products			12,226,561				
Sales of products sourced from external suppliers			54,683,678				
Revenue from external customers	5,827,747	15,762,908	66,910,239	2,560,612	249,064	–	91,310,570
Segment profit/(loss) before income tax	1,708,995	60,522	340,643	27,868	(683,301)	136,605	1,591,332
Income tax expense							(348,453)
Profit for the period							1,242,879

(Amounts expressed in thousands of RMB unless otherwise stated)

5. REVENUE AND SEGMENT INFORMATION *(Continued)*

(b) Segment information *(Continued)*

	For the six months ended 30 June 2017						
	Alumina	Primary aluminum	Trading	Energy	Corporate and other operating segments	Inter segment elimination	Total
Other items:							
Finance income	116,848	18,929	102,921	15,967	137,543	–	392,208
Finance costs	(440,230)	(451,155)	(178,565)	(476,153)	(909,167)	–	(2,455,270)
Share of profits/(losses) of joint ventures	29,690	–	(361)	(80,230)	131,798	–	80,897
Share of profits/(losses) of associates	–	–	1,488	(38,451)	52,369	–	15,406
Amortisation of land use rights	(23,085)	(6,915)	(16)	(2,346)	(10,806)	–	(43,168)
Depreciation and amortisation excluding the amortisation of land use rights	(1,406,385)	(1,151,297)	(39,020)	(690,989)	(97,328)	–	(3,385,019)
Gain/(loss) on disposal of property, plant and equipment	11,238	55,473	(11)	42	(243)	–	66,499
Unrealised loss on futures, forward and option contracts, net	–	(2,243)	(41,114)	–	(20,117)	–	(63,474)
Other income	89,986	48,230	1,500	12,004	7,659	–	159,379
Reversal of/(provision for) impairment of inventories	19,954	–	(583)	–	–	–	19,371
Reversal of/(provision for) impairment of receivables, net of bad debts recovered	6,006	–	–	(3,942)	–	–	2,064
Gain on disposal and dividends of available-for-sale financial assets	–	–	–	–	46,520	–	46,520

(Amounts expressed in thousands of RMB unless otherwise stated)

5. REVENUE AND SEGMENT INFORMATION *(Continued)*

(b) Segment information *(Continued)*

	For the six months ended 30 June 2017						
	Alumina	Primary aluminum	Trading	Energy	Corporate and other operating segments	Inter segment elimination	Total
Additions during the period							
Investments in joint ventures	167,664	–	15,000	–	–	–	182,664
Investments in associates	21,875	–	–	–	409,442	–	431,317
Intangible assets	–	33	–	20	45	–	98
Land use rights	–	–	–	–	6,060	–	6,060
Investment properties	–	–	–	–	2,068	–	2,068
Property, plant and equipment *(Note)*	1,177,180	3,820,971	29,703	449,388	176,515	–	5,653,757

Note: The additions in property, plant and equipment under the sale and leaseback contracts are not included.

(Amounts expressed in thousands of RMB unless otherwise stated)

5. REVENUE AND SEGMENT INFORMATION *(Continued)*

(b) Segment information *(Continued)*

	For the six months ended 30 June 2016 (Restated)						
	Alumina	Primary aluminum	Trading	Energy	Corporate and other operating segments	Inter segment elimination	Total
Total revenue	12,930,985	15,535,779	35,979,047	2,005,085	198,430	(16,693,424)	49,955,902
Intersegment revenue	(8,603,682)	(2,252,349)	(5,776,452)	(57,724)	(3,217)	16,693,424	–
Sales of self-produced products			8,739,922				
Sales of products sourced from external suppliers			21,462,673				
Revenue from external customers	4,327,303	13,283,430	30,202,595	1,947,361	195,213	–	49,955,902
Segment (loss)/profit before income tax	(197,801)	1,135,934	325,491	111,968	(794,463)	(65,306)	515,823
Income tax expense							(154,306)
Profit for the period							361,517

(Amounts expressed in thousands of RMB unless otherwise stated)

5. REVENUE AND SEGMENT INFORMATION *(Continued)*

(b) Segment information *(Continued)*

	For the six months ended 30 June 2016 (Restated)						
	Alumina	Primary aluminum	Trading	Energy	Corporate and other operating segments	Inter segment elimination	Total
Other Items:							
Finance income	140,816	16,310	110,674	13,278	116,903	–	397,981
Finance costs	(437,166)	(601,155)	(183,584)	(476,104)	(789,310)	–	(2,487,319)
Share of (losses)/profits of joint ventures	(36,547)	–	–	25,940	(82,514)	–	(93,121)
Share of profits/(losses) of associates	–	107	(146)	78,778	9,870	–	88,609
Amortisation of land use rights	(14,533)	(20,009)	(7)	(5,206)	(8,776)	–	(48,531)
Depreciation and amortisation excluding the amortisation of land use rights	(1,410,322)	(1,359,384)	(27,564)	(635,838)	(43,893)	–	(3,477,001)
Gain/(loss) on disposal of property, plant and equipment	195,659	1,617	861	(5,555)	4,862	–	197,444
Gain on disposal of the environmental protection business	–	327,586	–	243,684	–	–	571,270
Other income	283,409	133,257	10,952	14,620	761	–	442,999
(Provision for)/reversal of impairment of inventories	(119,683)	142,349	8,946	–	–	–	31,612
Reversal of impairment of receivables, net of bad debts recovered	52,522	326	–	16,354	–	–	69,202

(Amounts expressed in thousands of RMB unless otherwise stated)

5. REVENUE AND SEGMENT INFORMATION *(Continued)*

(b) Segment information *(Continued)*

	For the six months ended 30 June 2016 (Restated)						
	Alumina	Primary aluminum	Trading	Energy	Corporate and other operating segments	Inter segment elimination	Total
Additions during the period							
Investments in associates	–	–	–	–	372,522	–	372,522
Investments in joint ventures	48,000	2,500	–	40,000	220,000	–	310,500
Intangible assets	46	6	–	39	9	–	100
Land use rights	–	–	–	5,861	–	–	5,861
Property, plant and equipment	797,775	1,181,067	34,453	673,175	114,451	–	2,800,921

(Amounts expressed in thousands of RMB unless otherwise stated)

5. REVENUE AND SEGMENT INFORMATION *(Continued)*

(b) Segment information *(Continued)*

	Alumina	Primary aluminum	Trading	Energy	Corporate and other operating segments	Total
As at 30 June 2017						
Segment assets	**69,795,540**	**51,681,352**	**19,224,656**	**37,420,374**	**34,464,416**	**212,586,338**
Reconciliation:						
Elimination of intersegment receivables						**(26,167,973)**
Other elimination						**(232,738)**
Unallocated:						
Deferred tax assets						**1,466,316**
Prepaid income tax						**98,161**
Total assets						**187,750,104**
Segment liabilities	**42,821,483**	**32,885,043**	**13,975,512**	**24,270,335**	**46,733,061**	**160,685,434**
Reconciliation:						
Elimination of intersegment payables						**(26,167,973)**
Unallocated:						
Deferred tax liabilities						**968,888**
Income tax payable						**206,420**
Total liabilities						**135,692,769**

(Amounts expressed in thousands of RMB unless otherwise stated)

5. REVENUE AND SEGMENT INFORMATION *(Continued)*

(b) Segment information *(Continued)*

	Alumina	Primary aluminum	Trading	Energy	Corporate and other operating segments	Total
As at 31 December 2016						
Segment assets	74,580,934	46,680,908	14,927,762	38,078,969	37,040,630	211,309,203
Reconciliation:						
Elimination of intersegment receivables						(22,016,591)
Other elimination						(746,586)
Unallocated:						
Deferred tax assets						1,426,707
Prepaid income tax						104,213
Total assets						190,076,946
Segment liabilities	42,319,671	30,023,322	11,298,129	24,927,277	46,596,662	155,165,061
Reconciliation:						
Elimination of intersegment payables						(22,016,591)
Unallocated:						
Deferred tax liabilities						984,304
Income tax payable						356,683
Total liabilities						134,489,457

(Amounts expressed in thousands of RMB unless otherwise stated)

5. REVENUE AND SEGMENT INFORMATION *(Continued)*

(b) Segment information *(Continued)*

The Group mainly operates in Mainland China. Geographical information on operating segments is as follows:

	For the six months ended 30 June	
	2017	2016 (Restated)
Segment revenue from external customers		
– Mainland China	**87,569,683**	49,414,276
– Outside of Mainland China	**3,740,887**	541,626
	91,310,570	49,955,902

	30 June 2017	31 December 2016
Non-current assets (excluding financial assets and deferred tax assets)		
– Mainland China	**122,988,287**	120,322,696
– Outside of Mainland China	**375,303**	370,561
	123,363,590	120,693,257

For the six months ended 30 June 2017, revenue of approximately RMB19,043 million (for the six months ended 30 June 2016: RMB13,452 million) was derived from entities directly or indirectly owned or controlled by the PRC government, including Chinalco. The revenue was mainly attributable to the alumina, primary aluminum, energy and trading segments. There is no other individual customer with transactions contributed to more than 10% of the Group's revenue during the six months ended 30 June 2017 (for the six months ended 30 June 2016: nil).

(Amounts expressed in thousands of RMB unless otherwise stated)

6. INTANGIBLE ASSETS AND PROPERTY, PLANT AND EQUIPMENT

	Intangible assets					
	Goodwill	Mining rights	Mineral exploration rights	Computer software and others	Total	Property, plant and equipment
Net book amounts as at 1 January 2017	2,346,853	6,989,587	1,131,586	140,765	10,608,791	90,525,652
Additions *(Note)*	–	–	–	98	98	6,153,793
Disposals *(Note)*	–	–	–	(3)	(3)	(802,684)
Transfer from property, plant and equipment to intangible assets	–	19,388	–	7,254	26,642	(26,642)
Disposal of a subsidiary	–	–	–	(133)	(133)	(70,166)
Amortisation and depreciation	–	(115,046)	–	(16,888)	(131,934)	(3,187,608)
Currency translation differences	(372)	(3,072)	(4,866)	–	(8,310)	(205)
Net book amounts as at 30 June 2017	2,346,481	6,890,857	1,126,720	131,093	10,495,151	92,592,140

Note:

The disposals and additions of property, plant and equipment include the disposals under sale and finance leaseback contracts entered into during the period amounting to RMB582 million, and additions under the sale and leaseback contracts in the period amounting to RMB500 million.

As at 30 June 2017, the Group pledged mining rights and mineral exploration rights at a net book value amounting to RMB1,312 million (31 December 2016: RMB1,114 million) for bank and other borrowings as set out in note 11(a).

As at 30 June 2017, the Group pledged property, plant and equipment at a net book value amounting to RMB6,173 million (31 December 2016: RMB6,456 million) for bank and other borrowings as set out in note 11(a).

(Amounts expressed in thousands of RMB unless otherwise stated)

6. INTANGIBLE ASSETS AND PROPERTY, PLANT AND EQUIPMENT *(Continued)*

Impairment tests for goodwill

The lowest level within the Group at which goodwill is monitored for internal management purposes is the operating segment level. Therefore, goodwill is allocated to the Group's cash-generating units ("CGUs") and groups of CGUs according to operating segments. A summary of goodwill allocated to each segment is presented below:

	30 June 2017		31 December 2016	
	Alumina	**Primary aluminum**	Alumina	Primary aluminum
Qinghai Branch	**–**	**217,267**	–	217,267
Guangxi Branch	**189,419**	**–**	189,419	–
Lanzhou Branch	**–**	**1,924,259**	–	1,924,259
PT. Nusapati Prima ("PTNP")	**15,536**	**–**	15,908	–
	204,955	**2,141,526**	205,327	2,141,526

As of 30 June 2017, the directors of the Company were of the view that goodwill impairment indicators were identified in Qinghai Branch CGU and Lanzhou Branch CGU, and goodwill impairment tests were performed for these two CGUs accordingly. The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use pre-tax cash flow projections based on financial budgets approved by management covering a 5-year period. Cash flows beyond the 5-year period are extrapolated using the estimated growth rate of 2% (2016: 2%) not exceeding the long-term average growth rate for the businesses in which the CGU operates. Other key assumptions applied in the impairment tests include the expected product price, demand for the products, product costs and related expenses. Management determined that these key assumptions were based on past performance and their expectations on market development. Furthermore, the Group adopts a pre-tax rate of 12.62% (2016: 12.62%) that reflects specific risks related to CGUs and groups of CGUs as the discount rate. The assumptions above are used in analysing the recoverable amounts of CGUs and groups of CGUs within operating segments.

The directors of the Company are of the view that, based on its assessment, there was no impairment of goodwill as at 30 June 2017 (31 December 2016: no impairment).

(Amounts expressed in thousands of RMB unless otherwise stated)

7. INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

Movements in investments in joint ventures and associates are as follows:

	Joint ventures	**Associates**
As at 1 January 2017	**6,240,200**	**5,926,533**
Capital injection	**182,664**	**431,317**
Subsidiary transferred to associates upon loss of control (note 4)	**–**	**100,092**
Share of profits and losses for the period	**80,897**	**15,406**
Share of change in reserves	**8,657**	**78**
Cash dividends declared	**(90,500)**	**–**
As at 30 June 2017	**6,421,918**	**6,473,426**

8. AVAILABLE-FOR-SALE FINANCIAL INVESTMENTS

	30 June 2017	31 December 2016
Non-current portion		
Stated at fair value		
Listed equity investments	**11,614**	93,893
Other unlisted investments *(Note)*	**660,000**	–
	671,614	93,893
Stated at cost		
Unlisted equity investments	**73,211**	73,211
Less: provision for impairment	**(2,711)**	(2,711)
	70,500	70,500
	742,114	164,393

(Amounts expressed in thousands of RMB unless otherwise stated)

8. AVAILABLE-FOR-SALE FINANCIAL INVESTMENTS *(Continued)*

The gross loss in respect of the Group's available-for-sale investments recognised in other comprehensive income amounted to RMB3 million (for the six months ended 30 June 2016: the gross gain amounted to RMB56 million).

For the six months ended 30 June 2017, due to the disposal of available-for-sale investments, gains in fair value changes amounting to RMB45 million recognised in other comprehensive income were transferred to profit or loss (for the six months ended 30 June 2016: nil).

Note:

In 2017, the Company entered into a series of agreements with Bank of Communications International Trust Co., Ltd. ("BOCOMMTRUST", "交銀國際信託有限公司"), Bocommtrust Asset Management Co., Ltd.* ("Bocommtrust Asset", "交銀國信資產管理有限公司"), a subsidiary of BOCOMMTRUST, and Chinalco Jianxin Investment Fund Management (Beijing) Company Limited* ("Chinalco Jianxin", "中鋁建信投資基金管理(北京)有限公司") to establish Beijing Chalco Bocom Size Industry Investment Fund Management Partnership (Limited Partnership)* ("Size Industry Investment Fund", "北京中鋁交銀四則產業投資基金管理合夥企業(有限合夥)"). According to these agreements, BOCOMMTRUST acted as the prioritized limited partner and the Company as the secondary limited partner of Size Industry Investment Fund, with the maximum amount of capital contribution commitment of RMB6,700 million and RMB3,300 million, respectively. Bocommtrust Asset and Chinalco Jianxin are the general partner and the manager of the Size Industry Investment Fund, respectively. The purpose of the Size Industry Investment Fund is to invest in the Company's subsidiaries, associates or joint ventures in the form of debt financing.

As at 30 June 2017, the Size Industry Investment Fund made an investment in one of the Company's associates amounting to RMB2,000 million in the form of debt. The Company and BOCOMMTRUST contributed capital of RMB660 million and RMB1,340 million to the Size Industry Investment Fund respectively. The Company also entered into an investment transfer agreement with BOCOMMTRUST in respect of its such capital contribution, pursuant to which the Company will acquire BOCOMMTRUST's investment at an agreed price (i.e. BOCOMMTRUST's capital contribution amount, plus BOCOMMTRUST's gain on such debt investment) on the maturity date of the debt investment. If the Size Industry Investment Fund has already distributed investment principal and interest to BOCOMMTRUST, then such amount will be deducted from the acquisition price payable by the Company accordingly. BOCOMMTRUST has the right to transfer its investment in the Size Industry Investment Fund to the Company and require immediate payment under extremely special conditions.

Because the variable return of the Size Industry Investment Fund depends on the selection of investment targets, the timing and size of the investment fund and the rate of return, which are all determined by BOCOMMTRUST under its full authority, the directors of the Company are of the opinion that the Company did not have control over or significant influence over Size Industry Investment Fund. Therefore, the Company's investment in the Size Industry Investment Fund was accounted for as an available-for-sale financial instruments.

* The English names represent the best effort made by management of the Group in translating their Chinese names as the companies do not have any official English names.

(Amounts expressed in thousands of RMB unless otherwise stated)

9. TRADE AND NOTES RECEIVABLES

	30 June 2017	31 December 2016
Trade receivables	**5,302,712**	4,626,725
Less: provision for impairment of receivables	**(448,558)**	(462,571)
	4,854,154	4,164,154
Notes receivable	**3,609,425**	3,163,027
	8,463,579	7,327,181

Trade receivables are non-interest-bearing and are generally on terms of 3 to 12 months. Certain of the Group's sales were on advance payments or documents against payments. In some cases, credit terms are extended for qualifying long-term customers that have met specific credit requirements. As at 30 June 2017, the ageing analysis of trade and notes receivables was as follows:

	30 June 2017	31 December 2016
Within 1 year	**6,875,441**	5,765,323
Between 1 and 2 years	**451,125**	557,602
Between 2 and 3 years	**216,856**	533,227
Over 3 years	**1,368,715**	933,600
	8,912,137	7,789,752
Less: provision for impairment of receivables	**(448,558)**	(462,571)
	8,463,579	7,327,181

As at 30 June 2017, the Group pledged trade receivables amounting to RMB22 million (31 December 2016: RMB36 million) and notes receivable amounting to RMB11 million (31 December 2016: RMB34 million) for bank and other borrowings as set out in note 11(a).

(Amounts expressed in thousands of RMB unless otherwise stated)

10. SHARE CAPITAL

	30 June 2017	31 December 2016
A shares at par value	**10,959,832**	10,959,832
H shares at par value	**3,943,966**	3,943,966
	14,903,798	14,903,798

11. INTEREST-BEARING LOANS AND BORROWINGS

	30 June 2017	31 December 2016
Long-term loans and borrowings		
Finance lease payable (note 12)	**6,028,307**	6,692,302
Bank and other loans		
– Secured *(Note (a))*	**12,967,075**	13,415,140
– Guaranteed	**4,010,227**	2,088,327
– Unsecured	**16,319,762**	16,196,805
	33,297,064	31,700,272
Medium-term notes and bonds, long-term bonds and private placement notes		
– Guaranteed	**–**	1,998,833
– Unsecured	**18,678,948**	22,058,281
	18,678,948	24,057,114

(Amounts expressed in thousands of RMB unless otherwise stated)

11. INTEREST-BEARING LOANS AND BORROWINGS *(Continued)*

	30 June 2017	31 December 2016
Total long-term loans and borrowings	**58,004,319**	62,449,688
Current portion of finance lease payable (note 12)	**(2,169,850)**	(2,008,716)
Current portion of medium-term notes and bonds, long-term bonds and private placement notes	**(13,984,103)**	(8,393,073)
Current portion of long-term bank and other loans	**(6,510,131)**	(4,725,151)
Non-current portion of long-term loans and borrowings	**35,340,235**	47,322,748
Short-term loans and borrowings		
Gold leasing arrangement	**6,176,944**	2,990,614
Bank and other loans		
– Secured *(Note (a))*	**1,639,650**	1,709,500
– Guaranteed	**310,000**	305,000
– Unsecured	**35,243,969**	30,140,325
	37,193,619	32,154,825
Short-term bonds, unsecured *(Note (b))*	**3,030,493**	8,020,015
Total short-term loans and borrowings	**46,401,056**	43,165,454
Current portion of finance lease payable (note 12)	**2,169,850**	2,008,716
Current portion of medium-term notes and bonds, long-term bonds and private placement notes	**13,984,103**	8,393,073
Current portion of long-term bank and other loans	**6,510,131**	4,725,151
Total short-term loans and borrowings and current portion of long-term loans and borrowings	**69,065,140**	58,292,394

(Amounts expressed in thousands of RMB unless otherwise stated)

11. INTEREST-BEARING LOANS AND BORROWINGS *(Continued)*

Notes:

(a) Security for long-term and short-term bank and other loans

The Group has pledged various assets as collateral against certain secured loans. As at 30 June 2017, a summary of these pledged assets was as follows:

	30 June 2017	31 December 2016
Property, plant and equipment (note 6)	**6,173,495**	6,456,488
Land use rights	**251,996**	254,339
Intangible assets (note 6)	**1,312,451**	1,114,454
Investment in an associate	**–**	376,270
Notes receivable (note 9)	**11,267**	33,500
Trade receivables (note 9)	**22,000**	35,836
	7,771,209	8,270,887

As at 30 June 2017, in addition to the loans and borrowings which were secured by the above assets, the current portion of long-term loans and borrowings amounting to RMB838 million (31 December 2016: RMB933 million) and the non-current portion of long-term loans and borrowings amounting to RMB8,658 million (31 December 2016: RMB8,956 million) were secured by the Group's contractual right to charge users for electricity generated in the future.

As at 30 June 2017, the current portion of long-term loans and borrowings amounting to RMB10 million (31 December 2016: RMB10 million) and the non-current portion of long-term loans and borrowings amounting to RMB1,652 million (31 December 2016: RMB1,657 million) were secured by the Company's investment in a 70.82% owned subsidiary, Chalco Ningxia Energy Group Co., Ltd..

(b) Issuance of short-term bonds

On 13 March 2017, the Company completed an issuance of short-term bonds with a total face value of RMB3 billion at par value of RMB100.00 per unit which will be matured in March 2018 for working capital needs and repayment of bank borrowings. The fixed annual coupon interest rate of these bonds is 4.30%.

(Amounts expressed in thousands of RMB unless otherwise stated)

12. FINANCE LEASE PAYABLE

The Group sold and leased back certain machineries under finance lease with the lease term of one to five years.

At 30 June 2017, the total future minimum lease payments under finance lease and their present values were as follows:

	Minimum lease payments		Present value of minimum lease payments	
	30 June 2017	31 December 2016	**30 June 2017**	31 December 2016
Amounts payable:				
Within one year	**2,363,162**	2,253,720	**2,169,850**	2,008,716
In the second year	**1,758,291**	2,068,315	**1,637,735**	1,891,406
In the third to fifth years, inclusive	**2,277,227**	2,895,251	**2,220,722**	2,792,180
Total minimum finance lease payments	**6,398,680**	7,217,286	**6,028,307**	6,692,302
Future finance charges	**(370,373)**	(524,984)		
Total net finance lease payables (note 11)	**6,028,307**	6,692,302		
Portion classified as current liabilities (note 11)	**(2,169,850)**	(2,008,716)		
Non-current portion	**3,858,457**	4,683,586		

(Amounts expressed in thousands of RMB unless otherwise stated)

13. TRADE AND NOTES PAYABLES

	30 June 2017	31 December 2016
Trade payables	**6,849,510**	6,682,225
Notes payable	**6,077,487**	4,603,109
	12,926,997	11,285,334

As at 30 June 2017, the ageing analysis of trade and notes payables was as follows:

	30 June 2017	31 December 2016
Within 1 year	**12,272,076**	10,719,901
Between 1 and 2 years	**339,266**	276,179
Between 2 and 3 years	**115,526**	107,125
Over 3 years	**200,129**	182,129
	12,926,997	11,285,334

The trade and notes payables are non-interest-bearing and are normally settled within one year. The trade payables over one year are mainly outstanding purchase payments.

(Amounts expressed in thousands of RMB unless otherwise stated)

14. PROFIT BEFORE INCOME TAX

An analysis of profit before income tax is as follows:

	For the six months ended 30 June	
	2017	2016 (Restated)
Purchase of inventories in relation to trading activities	**53,889,616**	21,241,607
Raw materials and consumables used	**18,250,930**	12,532,219
Changes in work-in-progress and finished goods	**(728,504)**	1,110,686
Power and utilities	**6,866,996**	4,954,259
Depreciation and amortisation	**3,428,187**	3,525,532
Employee benefit expenses	**2,796,444**	2,550,990
Repair and maintenance	**624,565**	565,294
Transportation expenses	**921,587**	705,837
Logistic cost	**554,740**	283,826
Taxes other than income tax expense *(Note)*	**415,623**	327,119
Rental expenses for land use rights and buildings	**63,938**	61,158
Packaging expenses	**126,367**	109,756
Research and development expenses	**28,915**	79,779

Note: Taxes other than income tax expense mainly comprise surcharges, land use tax, property tax and stamp duty.

(Amounts expressed in thousands of RMB unless otherwise stated)

15. OTHER INCOME AND GAINS, NET

(a) Other income

For the six months ended 30 June 2017, government grants amounting to RMB159 million (for the six months ended 30 June 2016 (restated): RMB443 million) were recognised as income for the period to compensate for the Group's certain costs incurred and business developments. There are no unfulfilled conditions or contingencies attached to the grants.

(b) Other gains, net

	For the six months ended 30 June	
	2017	2016 (Restated)
Gain on disposal of investments in associates	**–**	116,224
Gain on disposal and dividends of available-for-sale financial instruments	**46,520**	–
Gain on disposal of Shanxi Zhongrun (note 4)	**3,524**	–
Realised gain/(loss) on futures, forward and option contracts, net *(Note)*	**8,523**	(490,818)
Unrealised loss on futures, forward and option contracts, net *(Note)*	**(63,474)**	(23,548)
Gain on disposal of the environmental protection business	**–**	571,270
Gain on disposal of property, plant and equipment, net	**66,499**	197,444
Gain on short-term investments	**–**	15,394
Others	**19,100**	47,340
	80,692	433,306

Note: None of these futures, forward and option contracts are designated as contracts under hedge accounting.

(Amounts expressed in thousands of RMB unless otherwise stated)

16. FINANCE INCOME/FINANCE COSTS

An analysis of finance income/finance costs is as follows:

	For the six months ended 30 June	
	2017	2016 (Restated)
Interest income	**(392,208)**	(397,981)
Interest expense	**2,505,366**	2,503,458
Less: interest expense capitalised in property, plant and equipment	**(210,237)**	(188,480)
Interest expense, net of capitalised interest	**2,295,129**	2,314,978
Amortisation of unrecognised finance expenses	**140,768**	183,946
Exchange loss/(gain), net	**19,373**	(11,605)
Finance costs	**2,455,270**	2,487,319
Finance costs, net	**2,063,062**	2,089,338
Capitalisation rates during the period	**4.54% to 6.40%**	4.54% to 6.00%

(Amounts expressed in thousands of RMB unless otherwise stated)

17. INCOME TAX EXPENSE

	For the six months ended 30 June	
	2017	2016 (Restated)
Current income tax expense		
– PRC enterprise income tax	**(393,310)**	(65,166)
Deferred income tax credit/(expense)	**44,857**	(89,140)
	(348,453)	(154,306)

18. EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT

(a) Basic

Basic earnings per share amount was calculated by dividing the adjusted profit attributable to ordinary equity holders of the parent by the weighted average number of shares in issue during the period.

For the purpose of calculating basic earnings per share, the Group adjusted the profit attributable to owners of the parent for the after-tax amounts of cumulative distribution reserved for the period of other equity instruments, which were issued by the Group and classified as equity instrument.

(Amounts expressed in thousands of RMB unless otherwise stated)

18. EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT *(Continued)*

(a) Basic *(Continued)*

	For the six months ended 30 June	
	2017	2016 (Restated)
Profit attributable to owners of the parent *(RMB)*	**751,312,643**	67,922,844
Other equity instruments' distribution	**(54,547,945)**	(54,849,315)
Profit attributable to ordinary equity holders of the parent *(RMB)*	**696,764,698**	13,073,529
Weighted average number of ordinary shares in issue	**14,903,798,236**	14,903,798,236
Basic earnings per share *(RMB)*	**0.05**	0.0009

(b) Diluted

The diluted earnings per share amounts for the six months ended 30 June 2017 and 2016 were the same as the basic earnings per share amounts as the Group had no potential dilutive share.

19. DIVIDENDS

The board of directors of the Company did not recommend the distribution of an interim dividend for the six months ended 30 June 2017 (for the six months ended 30 June 2016: nil).

(Amounts expressed in thousands of RMB unless otherwise stated)

20. NET CASH FLOWS GENERATED FROM OPERATING ACTIVITIES

	Notes	For the six months ended 30 June 2017	2016 (Restated)
Cash flows generated from operating activities			
Profit before income tax		**1,591,332**	515,823
Adjustments for:			
Share of profits and losses of joint ventures	7	**(80,897)**	93,121
Share of profits and losses of associates	7	**(15,406)**	(88,609)
Depreciation of property, plant and equipment	6	**3,187,608**	3,336,544
Depreciation of investment properties		**4,551**	–
Gain on disposal of property, plant and equipment	15	**(66,499)**	(197,444)
Gain on disposal of the environmental protection business		**–**	(571,270)
Amortisation of intangible assets	6	**131,934**	119,806
Amortisation of land use rights		**43,168**	48,531
Amortisation of prepaid expenses		**60,926**	20,651
Realised and unrealised losses on futures, option and forward contracts		**54,951**	514,366
Gain on disposal of a subsidiary	4	**(3,524)**	–
Gain on disposal of investments in associates		**–**	(116,224)
Gain on disposal and dividends of available-for-sale investment	15	**(46,520)**	–
Amortisation of government grants related assets		**(92,575)**	(117,180)
Interest income		**(70,952)**	(152,333)
Finance costs	16	**2,455,270**	2,487,319
Gain on short-term investments and others		**(2,329)**	(15,394)
Changes in special reserves		**86,274**	23,728
Others		**(16,651)**	–
		7,220,661	5,901,435

(Amounts expressed in thousands of RMB unless otherwise stated)

20. NET CASH FLOWS GENERATED FROM OPERATING ACTIVITIES *(Continued)*

	For the six months ended 30 June	
	2017	2016 (Restated)
Cash flows generated from operating activities *(continued)*		
Changes in working capital:		
(Increase)/Decrease in inventories	**(2,358,029)**	960,256
Increase in trade and notes receivables	**(1,296,911)**	(1,570,300)
Decrease in other current assets	**615,051**	831,779
Increase in restricted cash	**(139,639)**	(211,146)
Increase in other non-current assets	**(136,938)**	(115,659)
Increase/(Decrease) in trade and notes payables	**1,650,966**	(2,070,137)
Increase in other payables and accrued expenses	**351,938**	321,522
Decrease in other non-current liabilities	**(12,166)**	(3,894)
Cash generated from operations	**5,894,933**	4,043,856
PRC enterprise income tax paid	**(537,521)**	(59,390)
Net cash flows generated from operating activities	**5,357,412**	3,984,466
Non-cash transactions of investing activities and financing activities		
Capital injection in an associate and a joint venture by non-cash assets	**167,250**	303,151
Endorsement of notes receivable for settlement of purchase of property, plant and equipment	**124,700**	329,526
Payables settled by receivables	**43,061**	76,624

(Amounts expressed in thousands of RMB unless otherwise stated)

21. COMMITMENTS

(a) Capital commitments of property, plant and equipment

	30 June 2017	31 December 2016
Contracted, but not provided for	**5,752,255**	7,594,756

(b) Commitments under operating leases

The future aggregate minimum lease payments as at 30 June 2017 pursuant to non-cancellable lease agreements entered into by the Group were summarised as follows:

	30 June 2017	31 December 2016
Within one year	**518,209**	515,276
In the second to fifth years, inclusive	**1,875,992**	1,925,606
After five years	**12,712,291**	13,096,017
	15,106,492	15,536,899

(c) Other capital commitments

As at 30 June 2017, the Group was committed to make capital contributions to its joint ventures and associates as follows:

	30 June 2017	31 December 2016
Joint ventures	**111,000**	278,664
Associates	**560,800**	739,975
	671,800	1,018,639

(Amounts expressed in thousands of RMB unless otherwise stated)

22. SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES

The following is a summary of significant related party transactions entered into, in the ordinary course of business, between the Group and its related parties during the period.

(a) Significant related party transactions

	For the six months ended 30 June	
	2017	2016 (Restated)
Sales of goods and services rendered:		
Sales of materials and finished goods to:		
Chinalco and its subsidiaries	**5,282,723**	4,837,491
Associates of Chinalco	**366,804**	355,313
Joint ventures	**619,480**	204,860
Associates	**242,691**	337,287
	6,511,698	5,734,951
Provision of utility services to:		
Chinalco and its subsidiaries	**432,719**	199,230
Associates of Chinalco	**3,997**	4,415
Joint ventures	**67,594**	2,811
Associates	**–**	272
	504,310	206,728

(Amounts expressed in thousands of RMB unless otherwise stated)

22. SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES *(Continued)*

(a) Significant related party transactions *(Continued)*

	For the six months ended 30 June	
	2017	2016 (Restated)
Sales of goods and services rendered: ***(Continued)***		
Provision of engineering, construction and supervisory services to:		
Chinalco and its subsidiaries	**51,720**	66,633
Joint ventures	**2,428**	27,080
	54,148	93,713
Rental revenue of land use rights and buildings from:		
Chinalco and its subsidiaries	**17,222**	16,471

(Amounts expressed in thousands of RMB unless otherwise stated)

22. SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES *(Continued)*

(a) Significant related party transactions *(Continued)*

	For the six months ended 30 June	
	2017	2016 (Restated)
Purchases of goods and services:		
Purchases of engineering, construction and supervisory services from:		
Chinalco and its subsidiaries	**1,024,075**	381,780
Purchases of key and auxiliary materials, equipment and finished goods from:		
Chinalco and its subsidiaries	**1,591,236**	575,551
Joint ventures	**2,813,027**	1,549,931
An associate	**–**	20,788
	4,404,263	2,146,270
Provision of social services and logistics services by:		
Chinalco and its subsidiaries	**147,530**	123,986
Provision of utility services by:		
Chinalco and its subsidiaries	**603,006**	204,699
Joint ventures	**175,764**	1,709
Associates	**–**	850
	778,770	207,258
Rents for land use rights and buildings charged by:		
Chinalco and its subsidiaries	**231,080**	245,314

(Amounts expressed in thousands of RMB unless otherwise stated)

22. SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES *(Continued)*

(a) Significant related party transactions *(Continued)*

	For the six months ended 30 June	
	2017	2016
Other significant related party transactions:		
Borrowings from a subsidiary of Chinalco	**2,555,000**	915,000
Interest expenses on borrowings and discounted notes from subsidiaries of Chinalco	**83,373**	104,302
Entrusted loans and other borrowings to:		
Joint ventures	**500,000**	–
Interest income on entrusted loans and other borrowings to:		
Joint ventures	**13,690**	17,004
Proceeds from sales of property, plant and equipment under sale and finance leaseback contracts:		
A subsidiary of Chinalco	**200,000**	840,000
Finance lease payments under sale and leaseback contracts:		
A subsidiary of Chinalco	**200,036**	840,036
Disposal of assets to:		
A joint venture	**44,804**	–

(Amounts expressed in thousands of RMB unless otherwise stated)

22. SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES *(Continued)*

(a) Significant related party transactions *(Continued)*

Other transactions with related parties

As at 30 June 2017, the financial guarantees provided by the Group to a joint venture were RMB24 million (31 December 2016: RMB24 million).

As at 30 June 2017, the financial guarantees provided by a subsidiary of Chinalco for certain bank loans of the Group were RMB4 million (31 December 2016: RMB23 million).

For the six months ended 30 June 2017, the notes receivable discounted to a subsidiary of Chinalco were RMB45 million (for the six months ended 30 June 2016: nil).

For the six months ended 30 June 2017, the interest income on the unpaid disposal proceeds from Chinalco and its subsidiaries was RMB63 million (for the six months ended 30 June 2016: RMB135 million).

Acquisition of non-controlling interest

On 12 May 2017, the Company entered into an equity transfer agreement with Chinalco, pursuant to which, the Company acquired the 40% equity interest in Chinalco Shanghai with a total cash consideration of RMB1,413 million. The consideration was determined based on the appraisal value of the equity of Chinalco Shanghai and according to the agreement, the consideration shall be paid in two instalments. As of 30 June 2017, the Company has paid the first instalment amounting to RMB800 million and the remaining consideration amounting to RMB613 million will be paid before 30 July 2017. The transaction was approved by the 2016 annual general meeting held on 28 June 2017. After the acquisition, Chalco Shanghai was a wholly-owned subsidiary of the Company. The acquisition of 40% equity interest in Chinalco Shanghai constituted a related party transaction.

22. SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES *(Continued)*

(a) Significant related party transactions *(Continued)*

Sale and leaseback transaction with a related party

During the period, the Group entered into one sale and leaseback contract with Chinalco Financial Leasing Co., Ltd. (中鋁融資租賃有限公司), a subsidiary of Chinalco, under which certain property, plant and equipment were sold and leased back for total proceeds amounting to RMB200 million. The lease term was 4 years with purchase right at the end of the leases at prices lower than the fair values of the assets. In the opinion of the directors of the Company, the above sale and leaseback constitute finance leases.

For the six months ended 30 June 2017, the Group's significant transactions with entities directly or indirectly owned or controlled by the government through its agencies, affiliates or other organisations (collectively "State-owned Enterprises" ("SOEs")) (excluding Chinalco and its subsidiaries) constituted a large portion of purchases of raw materials, electricity, property, plant and equipment and services. In addition, substantially all restricted cash, time deposits, cash and cash equivalents and loans and borrowings as at 30 June 2017 and the relevant interest earned or paid during the period were transacted with banks and other financial institutions which are also SOEs. In the opinion of the directors of the Company, the transactions with SOEs are activities conducted in the ordinary course of business, and the dealings of the Group have not been significantly or unduly affected by the fact that the Group and those SOEs are ultimately controlled or owned by the PRC government. The Group has also established pricing policies for rendered services and such pricing policies do not depend on whether or not the customers are SOEs.

(Amounts expressed in thousands of RMB unless otherwise stated)

22. SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES *(Continued)*

(b) Key management personnel compensation

	For the six months ended 30 June	
	2017	2016
Fees	**378**	364
Basic salaries, housing fund, other allowances and benefits in kind	**639**	684
Pension costs – defined contribution schemes *(Note)*	**80**	31
	1,097	1,079

Note: The Group provides pension to key management personnel in accordance with the regulations of the relevant PRC government authorities.

(Amounts expressed in thousands of RMB unless otherwise stated)

22. SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES *(Continued)*

(c) Balances with related parties

Other than those disclosed elsewhere in the interim condensed consolidated financial statements, the outstanding balances with related parties as at 30 June 2017 were as follows:

	30 June 2017	31 December 2016
Cash and cash equivalents		
A subsidiary of Chinalco	**5,504,679**	7,073,289
Trade and notes receivables		
Chinalco and its subsidiaries	**1,098,143**	1,093,378
Associates of Chinalco	**9,409**	10,200
Joint ventures	**127,897**	38,055
Associates	**6,535**	–
Provision for impairment of receivables	**(71,165)**	(78,262)
	1,170,819	1,063,371
Other current assets		
Chinalco and its subsidiaries	**3,488,368**	5,065,589
Joint ventures	**2,623,947**	2,092,369
Associates	**36,132**	73,546
Provision for impairment of other current assets	**(48,179)**	(48,510)
	6,100,268	7,182,994

(Amounts expressed in thousands of RMB unless otherwise stated)

22. SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES *(Continued)*

(c) Balances with related parties *(Continued)*

	30 June 2017	31 December 2016
Other non-current assets		
Chinalco and its subsidiaries	**–**	27,946
Associates	**111,846**	111,846
A joint venture	**112,400**	112,403
	224,246	252,195
Borrowings and finance lease payable		
Subsidiaries of Chinalco	**6,182,788**	6,051,288
Trade and notes payables		
Chinalco and its subsidiaries	**434,622**	356,497
Joint ventures	**31,769**	300
Associates	**2,565**	–
	468,956	356,797
Other payables and accrued liabilities		
Chinalco and its subsidiaries	**2,346,166**	1,538,167
Associates of Chinalco	**1,481**	1,149
Joint ventures	**110,017**	159,669
Associates	**77,562**	53,000
	2,535,226	1,751,985

(Amounts expressed in thousands of RMB unless otherwise stated)

22. SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES *(Continued)*

(c) Balances with related parties *(Continued)*

As at 30 June 2017, included in long-term loans and borrowings and short-term loans and borrowings were borrowings payable to other state-owned enterprises amounting to RMB25,812 million (31 December 2016: RMB27,788 million) and RMB46,215 million (31 December 2016: RMB39,698 million), respectively.

All the balances were unsecured except for loans and borrowings, and the entrusted loans, and all the balances were interest-free except for loans and borrowings, and receivables arising from disposal of subsidiaries, business and assets.

(d) Commitments with related parties

As at 30 June 2017, except for the other capital commitments disclosed in note 21(c) to these financial statements, the Group had no significant commitments with other related parties.

23. FINANCIAL RISK MANAGEMENT

23.1 Financial risk management

(a) Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk (including foreign currency risk, interest rate risk and commodity price risk), credit risk and liquidity risk.

The interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Group's annual financial statements for the year ended 31 December 2016.

There have been no changes in the risk management department or in any risk management policies since last year end. Compared to the last year end, there was no material change in the status of credit risk.

(b) Market risk

The Group's market risk mainly relates to the foreign currency risk, interest rate risk and commodity price risk. There have been no changes in the risk management department or in any risk management policies since the last year end. Compared to the last year end, there was no material change in the status of market risk.

(Amounts expressed in thousands of RMB unless otherwise stated)

23. FINANCIAL RISK MANAGEMENT *(Continued)*

23.1 Financial risk management *(Continued)*

(c) Liquidity risk

As at 30 June 2017, the Group had total banking facilities of approximately RMB153,458 million, of which amounts totalling RMB82,124 million have been utilised as at 30 June 2017. Banking facilities of approximately RMB63,658 million will be subject to renewal within the next 12 months. The directors of the Company are confident that such banking facilities can be renewed upon expiration based on their past experience and good credit standing.

Management also monitors rolling forecasts of the Group's liquidity reserve on the basis of expected cash flows.

The table below is the analysis of the maturity profile of the Group's financial liabilities as at the end of the reporting period. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Within 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total
As at 30 June 2017					
Finance lease payables, including current portion	2,363,162	1,758,291	2,277,227	–	6,398,680
Long-term bank and other loans, including current portion	6,510,131	5,809,036	11,965,432	9,012,465	33,297,064
Medium-term notes and bonds, including current portion	14,000,000	1,500,000	3,215,000	–	18,715,000
Short-term bonds	3,000,000	–	–	–	3,000,000
Gold leasing arrangement	6,169,983	–	–	–	6,169,983

(Amounts expressed in thousands of RMB unless otherwise stated)

23. FINANCIAL RISK MANAGEMENT *(Continued)*

23.1 Financial risk management *(Continued)*

(c) Liquidity risk *(Continued)*

	Within 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total
Short-term bank and other loans	37,193,619	–	–	–	37,193,619
Interest payables for borrowings	4,627,576	1,564,480,	2,494,143	475,941	9,162,140
Financial liabilities at fair value through profit or loss	46,779	–	–	–	46,779
Financial liabilities included in other payables and accrued liabilities, excluding accrued interest	9,919,543	–	–	–	9,919,543
Financial liabilities included in other non-current liabilities *(Note)*	–	218,201	330,021	405,261	953,483
Trade and notes payables	12,926,997	–	–	–	12,926,997
	96,757,790	10,850,008	20,281,823	9,893,667	137,783,288

Note: As at 30 June 2017, the carrying value of financial liabilities included in other non-current liabilities was RMB814 million (31 December 2016: RMB790 million).

(Amounts expressed in thousands of RMB unless otherwise stated)

23. FINANCIAL RISK MANAGEMENT *(Continued)*

23.2 Financial instruments

Fair values

Set out below are the carrying amounts and fair values of financial instruments as at 30 June 2017:

	Carrying amount	Fair value
Financial assets		
Current		
Trade and notes receivables	8,463,579	8,463,579
Financial assets at fair value through profit or loss	28,967	28,967
Restricted cash and time deposits	2,231,986	2,231,986
Cash and cash equivalents	18,105,853	18,105,853
Financial assets included in other current assets	8,807,541	8,807,541
	37,637,926	37,637,926
Non-current		
Available-for-sale financial investments	742,114	742,114
Financial assets included in other non-current assets	441,076	441,076
	1,183,190	1,183,190
	38,821,116	38,821,116

(Amounts expressed in thousands of RMB unless otherwise stated)

23. FINANCIAL RISK MANAGEMENT *(Continued)*

23.2 Financial instruments *(Continued)*

Fair values *(Continued)*

	Carrying amount	Fair value
Financial liabilities		
Current		
Financial liabilities at fair value through profit or loss	46,779	46,779
Interest-bearing loans and borrowings	69,065,140	69,065,140
Financial liabilities included in other payables and accrued expenses	10,564,433	10,564,433
Trade and notes payables	12,926,997	12,926,997
	92,603,349	92,603,349
Non-current		
Interest-bearing loans and borrowings	35,340,235	35,169,791
Financial liabilities included in other non-current liabilities	813,930	813,930
	36,154,165	35,983,721
	128,757,514	128,587,070

(Amounts expressed in thousands of RMB unless otherwise stated)

23. FINANCIAL RISK MANAGEMENT (CONTINUED)

23.2 Financial instruments *(Continued)*

Fair value hierarchy

The following tables illustrate the fair value measurement hierarchy of the Group's financial instruments:

Assets measured at fair value

As at 30 June 2017	Fair value measurement using			
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Financial assets at fair value through profit or loss:				
Futures contracts	28,967	–	–	28,967
Available-for-sale financial investments:				
Listed equity investments	11,614	–	–	11,614
Other unlisted investments	–	660,000	–	660,000
	40,581	660,000	–	700,581

(Amounts expressed in thousands of RMB unless otherwise stated)

23. FINANCIAL RISK MANAGEMENT (CONTINUED)

23.2 Financial instruments *(Continued)*

Fair value hierarchy *(Continued)*

Liabilities measured at fair value

As at 30 June 2017	Fair value measurement using			
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Financial liabilities at fair value through profit or loss:				
Futures contracts	41,260	–	–	41,260
European options contracts	–	5,519	–	5,519
	41,260	5,519	–	46,779

During the six-month period ended 30 June 2017, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

(Amounts expressed in thousands of RMB unless otherwise stated)

24. CONTINGENT LIABILITIES

As at 30 June 2017, the Group had no significant contingent liabilities.

25. EVENTS AFTER THE REPORTING PERIOD

On 8 August 2017, the Company entered into a reorganisation agreement with Shanxi Zhangze Electric Power Co., Ltd.* ("Zhangze Electric Power", "山西漳澤電力股份有限公司"), pursuant to which the Company made a capital contribution into Shanxi Huaze Aluminum and Power Co., Ltd.("Shanxi Huaze") by injecting the net assets of Shanxi branch of the Company with the appraisal value amounting to RMB3,426 million. The capital contribution was completed in August 2017 and Shanxi Huaze was renamed as Chalco Shanxi New Material Co., Ltd.* ("Shanxi New Material", "中鋁山西新材料有限公司"). The Company's equity interests in Shanxi New Material was increased from 60.00% to 85.98%. Zhangze Electric Power's equity interests in Shanxi New Material was reduced to 14.02%.

* The English names represent the best effort made by management of the Group in translating their Chinese names as the companies do not have any official English names.

26. COMPARATIVE AMOUNTS

Certain comparative amounts have been restated as a result of the business combination under common control occurred during the year ended 31 December 2016.

27. APPROVAL OF THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The interim condensed consolidated financial statements were approved and authorised for issue by the board of directors on 17 August 2017.

By order of the Board
Aluminum Corporation of China Limited*
Zhang Zhankui
Company Secretary

Beijing, the People's Republic of China
17 August 2017

As at the date of this announcement, the members of the board of directors comprise Mr. Yu Dehui, Mr. Ao Hong, Mr. Lu Dongliang and Mr. Jiang Yinggang (Executive Directors); Mr. Liu Caiming and Mr. Wang Jun (Non-executive Directors); Ms. Chen Lijie, Mr. Hu Shihai and Mr. Lie-A-Cheong Tai Chong, David (Independent Non-executive Directors).

* *For identification purpose only*